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WASHINGTON, D.C.

July 1, 2002

02042444

File No.: 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

Re: De' Longhi S.p.A. – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 – File no: 82-34652

Ladies and Gentlemen,

On behalf of De' Longhi S.p.A. ("De' Longhi") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. Financial Statements of De' Longhi S.p.A. at and for the year ended December 31, 2001 (in English and Italian);

2. A plan of merger dated May 30, 2002, involving the merger of Simac Vetrella, a wholly owned subsidiary of De' Longhi S.p.A. into De' Longhi itself (in Italian; an English translation is provided). The merger was approved by the Board of Directors of De' Longhi on May 31, 2002 and will be presented for approval by shareholders at the extra-ordinary shareholders meeting scheduled for July 15, 2002;

3. The De' Longhi's Board of Directors report to shareholders on the merger plan described above, dated May 31, 2002 (in Italian; an English translation is provided);

4. Notice of the Board of Directors of De' Longhi dated May 31, 2002, (in Italian) informing De' Longhi's shareholders that an ordinary and

7/12

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

extraordinary shareholders meeting has been scheduled for July 15, 2002, at 3.00 p.m. at Via Postumia, 41, Treviso – Italy. If the first meeting is adjourned, the next meeting is scheduled for the following day, July 16, 2002, same time and place.

- The ordinary meeting has been called to decide on the appointment of a new Director;
- The extraordinary meeting has been called to (i) approve the merger plan involving the merger of Simac Vetrella S.p.A., a wholly owned subsidiary of De' Longhi, into De' Longhi itself and (ii) decide on the delegation of powers of certain matters to certain Directors. The documentation relating to these matters will be made available at the legal offices of De' Longhi and at the headquarters of Borsa Italiana S.p.A.; and

5. Notice to CONSOB and De' Longhi dated May 16, 2002, informing that the Long E. Trust has increased its shareholding in De' Longhi up to 75% of the outstanding voting shares, as a result of the purchases executed by its wholly owned subsidiary De' Longhi Soparfi S.A. (in Italian).

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Caterina Del Turco
Arianna Maronese
De' Longhi S.p.A.

Bilancio d'esercizio
al
31 dicembre 2001

De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Eur 448.500.000,00
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279
Iscritta al R.E.A. di Treviso n. 224758
Codice Fiscale 11570840154 – Partita I.V.A. 03162730265

De' Longhi S.p.A.
Sede Sociale: Via L. Seitz, 47 - Treviso (TV)
Capitale Sociale: Euro 448.500.000 i.v.
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di al n. 224758

Relazione sulla gestione degli Amministratori

Il 2001 è stato un anno straordinario per De' Longhi.
La crescita interna, l'acquisizione di Kenwood e la quotazione in Borsa hanno permesso alla società di rinforzare in modo radicale la propria posizione competitiva e di proporsi per un ruolo di primo piano nel mercato mondiale.

Profilo della società

De' Longhi opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro.

L'acquisizione di Kenwood, specialista internazionale nel settore dei prodotti per la preparazione dei cibi e attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A., oltre a completare il portafoglio dei prodotti offerti ha accentuato ulteriormente la vocazione internazionale. Oltre il 67% del fatturato è realizzato all'estero, ove la stabilità e l'efficacia delle operazioni è prevalentemente affidata ad organizzazioni commerciali interamente controllate ed in piena sintonia con i valori e le competenze che caratterizzano la cultura della società.

La società ha una vocazione di multi-specialista nei segmenti in cui opera, grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* di elevata qualità e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

De' Longhi si avvale di una forte vocazione industriale e di un solido *know-how* produttivo. Dispone di 3 stabilimenti ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e iniezione della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.
Sempre maggiore è tuttavia il ricorso a lavorazioni esterne per aumentare la flessibilità e le alternative disponibili.
Estrema attenzione è posta all'innovazione, quale elemento trainante per l'affermazione dei propri prodotti.

Le risorse e le competenze disponibili all'interno di De' Longhi hanno consentito di realizzare una forte crescita tanto interna che per acquisizioni.

Intendiamo continuare a coltivare e rinforzare questi valori per assicurare agli azionisti un adeguato ritorno del loro investimento.

Fatti di rilievo

Nei primi mesi del 2001 la De' Longhi S.p.A., attraverso una controllata, ha acquistato, a seguito di un'offerta pubblica di acquisto, il 100% di Kenwood Appliances Plc, società inglese a capo di un Gruppo attivo nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro. L'operazione, annunciata il 16 febbraio 2001, si è chiusa il 24 maggio 2001, data di conclusione della procedura avente ad oggetto l'acquisto delle azioni non apportate all'offerta pubblica di acquisto.
Il prezzo di acquisto dell'intera partecipazione, inclusivo degli oneri accessori, ammonta a Euro 76,4 milioni.
L'acquisizione di Kenwood ha consentito alla società di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona ora come *leader* di livello europeo.
La qualità del marchio acquisito, la forte complementarietà di prodotto e distribuzione, le rilevanti sinergie negli acquisti, la possibilità di disporre di uno stabilimento in Cina, solo parzialmente utilizzato, ci hanno consentito di implementare un piano d'azione che ha già prodotto importanti risultati.
A nemmeno un anno dall'acquisizione della predetta partecipazione, il bilancio è largamente positivo, i ricavi delle vendite sono in crescita del 13,2% rispetto al precedente esercizio, le sinergie previste al momento dell'acquisizione sono state acquisite e solo parzialmente riflesse nel conto economico 2001.
Il lavoro svolto ha consentito inoltre di fare emergere ulteriori sinergie di cui beneficeranno gli esercizi futuri.
Il modello organizzativo della società è stato rivisto al fine di assicurare un orientamento volto da un lato a salvaguardare e valorizzare le specificità dei *brand*, ma al tempo stesso a massimizzare le sinergie ottenibili all'interno del Gruppo. A tale fine sono state avviate le azioni necessarie per riportare lo stabilimento cinese ad adeguati livelli di efficienza ed è stato costituito un presidio organizzativo in Cina volto a fornire a tutti i brand del Gruppo le migliori condizioni per la gestione dei propri acquisti di prodotti finiti.
Al tempo stesso anche nei Paesi in cui si è provveduto alle fusioni di filiali preesistenti (Francia e Germania) sono rimaste inalterate le rispettive forze di vendita.

Nel mese di luglio, dopo mesi di intensa attività preparatoria, la Borsa Italiana ha disposto l'ammissione alla quotazione sul mercato telematico azionario delle azioni ordinarie di De' Longhi S.p.A. L'inizio delle negoziazioni è avvenuto in data 24 luglio 2001. L'operazione è consistita in un'offerta di sottoscrizione di n° 37.500.000 azioni ordinarie di De' Longhi S.p.A al valore di EURO 3,4 cadauna indirizzata al pubblico indistinto in Italia per n. 11.055.000 azioni e un contestuale collocamento privato riservato ad investitori professionali in Italia e ad investitori istituzionali all'estero per n° 26.445.000 azioni, per un controvalore complessivo di Euro 127,5 milioni. In seguito all'offerta pubblica di sottoscrizione il capitale sociale della De' Longhi è costituito da n. 149.500.000 azioni per un totale di Euro 448,5 milioni.
Il collocamento è avvenuto in un momento di mercato particolarmente difficile; a seguito di ciò il titolo ha subito nei primi mesi di quotazione un andamento decrescente in linea peraltro con l'andamento del mercato. Con il passare del tempo tuttavia il mercato ha gradualmente premiato la qualità del lavoro svolto e la credibilità dei piani.
Il valore di collocamento è stato superato nel mese di dicembre e il trend di crescita è proseguito favorevolmente con valori e liquidità in costante aumento fino alla data odierna.

L'incremento sul prezzo di collocamento è stato del 31,5% sino ad oggi considerando il prezzo di chiusura al 25/03/2002 pari a 4,47 Euro.

Principali risultati

Nel 2001 De' Longhi S.p.A. ha realizzato ricavi netti per Euro 568,6 milioni. La crescita dei ricavi rispetto al 2000 risulta pari a Euro 77,3 milioni (+15,7%).

L'EBITDA (utile prima degli oneri finanziari, imposte, e ammortamenti) è aumentato passando da Euro 80,5 milioni nel 2000 (con un'incidenza sulle vendite del 16,4%) a Euro 88,9 milioni nel 2001 (con un'incidenza sulle vendite del 15,6%).

L'EBIT è passato da Euro 48,1 milioni nel 2000 a Euro 53,0 milioni nel 2001 con un incremento di Euro 4,9 milioni (+10,2%); l'incidenza sui ricavi netti è passata dal 9,8% al 9,3%.

L'utile netto è passato da Euro 17,8 milioni del 2000 a Euro 6,1 milioni per effetto soprattutto di svalutazioni di partecipazioni, minori oneri finanziari e minori oneri straordinari.

Lo scenario di mercato

Nel 2001 la crescita del Pil mondiale è stata pari a circa l'1,6%, in forte calo sul 2000, nonostante il significativo contributo dei paesi dell'Estremo Oriente, in particolare della Cina e del subcontinente indiano.

Nel 2001 l'economia dell'area EURO ha subìto un notevole rallentamento; il settore manifatturiero è stato penalizzato dalle conseguenze del calo della domanda mondiale; la domanda interna dell'area EURO ha subìto inoltre una ulteriore flessione dovuta agli effetti di un'inflazione superiore alle aspettative e in conseguenza dei fatti del 11 settembre.
Il rallentamento più marcato si è registrato in Germania dove la crescita del Pil medio annuo è stata pari allo 0,6% contro un 3% registrato nel 2000. Per l'Italia e la Francia la crescita è stata pari solo rispettivamente all'1,8% e al 2,1%.

La crescita lenta e la diminuzione dei prezzi del petrolio hanno contribuito a far scendere l'inflazione media nell'area Euro intorno al 3%. Di conseguenza le autorità di politica monetaria hanno ridotto i tassi di interesse dal 4,75% dell'aprile 2001 al 3,25% di fine anno.
Anche l'economia britannica, dopo un trend di crescita culminato nel 2000, ha registrato un rallentamento del PIL (che è aumentato solo del 1,1%) e dei consumi interni.

Il rallentamento dell'espansione dell'economia nordamericana si è accentuato in seguito ai fatti terroristici di settembre 2001 (PIL in crescita dello 0,9%). Il crollo della domanda interna e l'aumento dell'inflazione hanno anch'essi caratterizzato questo periodo.

L'economia Giapponese resta in un periodo di recessione, con calo del PIL (0,9%) e dei consumi (0,4%).

Lo scenario poco favorevole sopra descritto ha solo parzialmente trasferito i suoi effetti nei segmenti di mercato di nostro interesse.

Per quanto riguarda il mercato dei piccoli elettrodomestici per la cottura e preparazione dei cibi si è assistito a fenomeni diversi che richiedono una lettura a livello di segmenti. In Italia vi è stata una crescita generale intorno al 3%, trainata peraltro da prodotti per la cura della persona e da alcuni segmenti della cottura. A livello europeo rilevante la crescita del mercato UK, abbastanza generalizzata, mentre negli altri Paesi i dati sono scarsamente leggibili a causa della anomala situazione determinatasi con la liquidazione del Gruppo Moulinex. Il venir meno di questo operatore, le cui quote di mercato sono solo parzialmente state acquisite dall'acquirente SEB, ha causato nell'ultima parte dell'anno una contrazione del mercato in generale abbinata peraltro ad un aumento di quota di mercato a favore di altri *brand.*

Per quanto riguarda il mercato Nordamericano si è notata una modesta crescita all'interno della quale è emersa tuttavia la prosecuzione del trend di crescita dei prodotti *high end*, all'interno del quale si colloca buona parte del nostro portafoglio di offerta.

Generalizzata, in base ai dati in nostro possesso, la crescita dei mercati principali per i prodotti del riscaldamento portatile.
Nell'ambito del trattamento dell'aria, il mercato dei prodotti portatili, più influenzato dall'andamento stagionale, è risultato in calo a causa di una estate particolarmente fredda nell'emisfero nord.

Andamento della gestione

Si presenta, di seguito, una riclassifica del conto economico.

	2001	**% sulle vendite**	**2000**	**% sulle vendite**	**Var.**	**Var. %**
	Euro	%	Euro	%		%
Ricavi netti	548,4	96,4%	477,3	97,1%	71,1	14,9%
Altri ricavi	20,2	3,6%	14,0	2,9%	6,2	44,3%
Totale ricavi	**568,6**	**100,0%**	**491,3**	**100,0%**	**77,3**	**15,7%**
Consumi	(299,9)	(52,7%)	(245,9)	(50,1%)	(54,0)	22,0%
Costi per servizi	(118,8)	(20,9%)	(107,2)	(21,8%)	(11,6)	(10,8%)
Valore aggiunto	**149,9**	**26,4%**	**138,2**	**28,1%**	**11,7**	**8,5%**
Costo del lavoro	(57,2)	(10,1%)	(51,3)	(10,4%)	(5,9)	11,5%
Accantonamenti	(3,8)	(0,7%)	(6,4)	(1,3%)	2,6	(40,6%)
EBITDA	**88,9**	**15,6%**	**80,5**	**16,4%**	**8,4**	**10,4%**
Ammortamenti	(35,9)	(6,3%)	(32,4)	(6,6%)	(3,5)	10,8%
EBIT	**53,0**	**9,3%**	**48,1**	**9,8%**	**4,9**	**10,2%**
Proventi(Oneri) finanziari	(11,2)	(2,0%)	(13,1)	(2,6%)	1,9	(14,5%)
Altri Proventi (Oneri)	(26,1)	(4,6%)	1,3	0,2%	(27,4)	-
Risultato prima delle imposte	**15,7**	**2,8%**	**36,3**	**7,4%**	**(20,6)**	**(56,7%)**
Imposte dell'esercizio	(9,6)	(1,7%)	(18,5)	(3,8%)	(8,9)	(48,1%)
Utile dell'esercizio	**6,1**	**1,1%**	**17,8**	**3,6%**	**(11,7)**	**(65,7%)**

L'incremento dei ricavi netti nel 2001 rispetto al 2000, è stato pari al 15,7% per effetto soprattutto del buon andamento dei segmenti del riscaldamento (+21,6%) e della cottura-preparazione cibi/pulizia della casa e stiro (+21,4%). Il segmento del condizionamento, che ha evidenziato valori in linea con il 2000, è stato influenzato dallo sfavorevole andamento climatico estivo che ha penalizzato i risultati nel confronto con il 2000, soprattutto nel mercato Italiano.

Per quanto riguarda l'andamento del fatturato ripartito per area geografica si evidenzia, oltre alla lieve diminuzione sul mercato italiano dovuta soprattutto al sopracitato calo nel mercato dei condizionatori, il rilevante incremento in tutti i principali mercati, soprattutto nel mercato Nord Americano e in quello dell'U.K.
L'EBITDA ha evidenziato un risultato di Euro 88,9 milioni, superiore rispetto al 2000 di Euro 8,4 milioni pari al 10,4%.
Il dato, in crescita a valori assoluti, ha subito una lieve diminuzione come incidenza sui ricavi, che è passata dal 16,4% al 15,6% soprattutto per l'impatto di un mix di vendita meno favorevole per la minor incidenza delle vendite di prodotti del condizionamento portatile caratterizzati da margini più elevati della media.

L'EBIT ammonta a Euro 53,0 milioni, con un aumento rispetto al 2000 di Euro 4,9 milioni, pari al 10,2%; l'incidenza sui ricavi è passata dal 9,8% del 2000 al 9,3% del 2001.

Il risultato dell'esercizio, pari a Euro 6,1 milioni, in diminuzione nei confronti del risultato dell'esercizio precedente, è stato influenzato da svalutazioni di partecipazioni, da minori oneri straordinari e da un miglioramento della gestione finanziaria.

Analisi della situazione patrimoniale - finanziaria

Riepiloghiamo di seguito la situazione patrimoniale finanziaria.

	2001 (A)	2000 (B)	Variazione 2001-2000 (A – B)
	Euro mil.	Euro mil.	Euro mil.
Crediti v/ clienti	138,7	139,5	(0,8)
Rimanenze	77,5	91,3	(13,8)
Debiti v/ fornitori	(91,8)	(88,7)	(3,1)
Altro	105,6	77,8	27,8
Cap. Circolante Netto	**230,0**	**219,9**	**10,1**
Att. Non correnti:			
Immob Immateriali	93,2	90,9	2,3
Immob Materiali	96,3	101,9	(5,6)
Immob Finanziarie	49,6	53,6	(4,0)
Pass. non correnti	(22,2)	(30,9)	8,7
Capitale investito netto	**446,9**	**435,4**	**11,5**
Patrimonio Netto	(507,5)	(244,4)	(263,1)
Tot. Fonti non finanziarie	**(507,5)**	**(244,4)**	**(263,1)**
Posizione finanziaria netta	**60,6**	**(191,0)**	**251,6**

Il capitale circolante netto aumenta di Euro 10,1 milioni rispetto al corrispondente periodo del 2000, per effetto soprattutto di una riduzione delle rimanenze; l'incidenza del capitale circolante sulle vendite si è ridotta nel corso del 2001, passando dal 44,7% al 40,4%.

Si segnalano inoltre nell'esercizio gli investimenti effettuati per la quotazione in Borsa che ammontano ad Euro 14,7 milioni.

La posizione finanziaria netta risente in particolare degli aumenti di capitale per effetto della delibera dell'assemblea dei soci del 18 aprile 2001 per l'importo di Euro 129,4 milioni e per l'Offerta Pubblica di sottoscrizione per un ammontare di Euro 127,5 milioni.

Il flusso di cassa può essere così riepilogato:

	2001	2000	Var.
Autofinanziamento	67,2	55,9	11,3
Variazioni del capitale circolante netto	(19,4)	(8,8)	(10,6)
Flusso fin. da attività di investimento	(53,1)	(34,1)	(19,0)
Flusso fin. da attività da movimenti di patrimonio netto	256,9	-	256,9
Variazione posizione Finanziaria netta	**251,6**	**13,0**	**238,6**

Principali società controllate

De' Longhi Pinguino S.A.
E' una holding di partecipazione.
Nel corso dell'esercizio 2001 la società ha acquisito la partecipazione in Kenwood Appliances Plc; tra le principali società controllate dalla De'Longhi Pinguino S.A., ricordiamo:

DL Radiators S.p.A.
E' una società che svolge attività di produzione e commercializzazione di unità terminali per sistemi di riscaldamento fisso nel segmento del riscaldamento, risultante dalla fusione, avvenuta a fine dicembre 2001, tra la Radel S.p.A. e la DL Radiators S.p.A.
Le vendite nette sono state pari a Euro 56 milioni al 31 dicembre 2001 e l'EBITDA è stato pari a Euro 7,0 milioni (con un'incidenza sui ricavi pari al 12,6%).

Elba S.p.A
Nel corso dell'esercizio e nell'ambito del progetto di ristrutturazione del gruppo, la sub holding De' Longhi Divisione Cucine S.p.A. ha incorporato la controllata Elba S.p.A., assumendone la denominazione sociale.
La società svolge attività di produzione di cucine *free-standing*, dei piani di cottura e dei forni *built in* nel segmento dei prodotti per la cottura e preparazione dei cibi.
Le vendite nette sono state pari a Euro 71,1 milioni al 31 dicembre 2001 e l'EBITDA è stato pari a Euro 8,1 milioni (con un'incidenza sulle vendite del 11,4%).

Climaveneta S.p.A.
E' una società che svolge attività di produzione di macchine e sistemi frigoriferi di medie e grandi dimensioni nel segmento del condizionamento.
Nell'esercizio 2001, la Climaveneta S.p.A. a seguito di fusione, ha incorporato l'azienda precedentemente controllata Ergoklima S.p.A. e la società Micromax S.p.A.
Le vendite nette sono state pari a Euro 92 milioni al 31 dicembre 2001, in crescita di Euro 12,1 milioni rispetto al 2000 (+16,6%). L'EBITDA è stato pari a Euro 13,5 milioni, in incremento di Euro 1,6 milioni rispetto al 2000 con un'incidenza sui ricavi pari al 14,6% in linea con il 2000.

De' Longhi Japan Corp.
E' una società che svolge attività di distribuzione dei prodotti del Gruppo nel mercato Giapponese.
Le vendite nette ammontano a Euro 60,9 milioni al 31 dicembre 2001, in crescita di Euro 8,7 milioni rispetto al 2000 (+16,7%). L'EBITDA è stato pari a Euro 7,2 milioni, in aumento di Euro 3,1 milioni rispetto al 2000, con un'incidenza sulle vendite che è passata dal 7,8% al 11,9%.

Le altre principali società controllate direttamente dalla De' Longhi S.p.A. sono le seguenti:

Ariagel S.p.A.
E' una società che svolge attività di produzione e commercializzazione di condizionatori d'aria e di altri articoli per la purificazione dell'ambiente.
La società ha messo in atto una ristrutturazione aziendale che ha comportato la mobilità della maggior parte degli addetti produttivi in conseguenza dell'accentramento della produzione presso gli stabilimenti di De' Longhi. La società opererà quindi esclusivamente nella commercializzazione di condizionatori d'aria.
I ricavi delle vendite ammontano a Euro 14,0 milioni al 31 dicembre 2001, ed una perdita, conseguente soprattutto agli oneri di ristrutturazione, di Euro 3,6 milioni.

Simac -Vetrella S.p.A.
E' una società che svolge attività di fabbricazione e commercializzazione di sistemi stiranti, apparecchi per la preparazione dei cibi e per la pulizia della casa. Inoltre la società costituisce il "polo" produttivo termoplastico all'interno del gruppo De' Longhi.
Le vendite ammontano a Euro 110,7 milioni al 31 dicembre 2001, sostanzialmente in linea con il 2000. L'EBITDA risulta pari a Euro 7,4 milioni, in aumento di Euro 3,3 milioni rispetto al 2000. L'incidenza sui ricavi passa dal 3,8% del 2000 al 6,6% del 2001.

De' Longhi Ltd
E' una società che svolge attività di distribuzione dei prodotti del Gruppo nel Regno Unito.
Le vendite nette ammontano a Euro 63,6 milioni in aumento del 36% rispetto al 2000. L'EBITDA è stato di Euro 2,8 milioni, in aumento rispetto al precedente esercizio (Euro 1 milione) con un'incidenza sui ricavi che è passata dal 3,9% al 4,5%.

De' Longhi America Inc.
E' una società che svolge attività di distribuzione dei prodotti del Gruppo sul mercato Americano.
Le vendite ammontano a Euro 95,4 milioni al 31 dicembre 2001, in aumento di Euro 21,7 milioni (+29,4%) rispetto al 2000. L'EBITDA è pari a Euro 4,4 milioni, in crescita di Euro 2,5 milioni rispetto al 2001 e con un'incidenza sulle vendite che passa dal 2,6% al 4,6%.

Gruppo Kenwood
Il Gruppo Kenwood è stato oggetto di una ristrutturazione societaria volta a semplificarne la struttura. In questo quadro le società operative più rilevanti del Gruppo sono Ariete S.p.A. e Kenwood Limited anche in considerazione dei flussi reddituali che intercorrono tra le società del Gruppo.

Si segnala che i risultati aggregati del Gruppo Kenwood evidenziano ricavi delle vendite per Euro 284 milioni ed un risultato operativo di Euro 9,1 milioni.

Risorse umane Organizzazione e Sistemi

Al 31 dicembre 2001 i dipendenti della società De' Longhi S.p.A. erano 1.831 (1.762 nel 2000) così suddivisi:

	31/12/2001	31/12/2000
Operai	1.286	1.280
Impiegati	510	455
Dirigenti	35	27
Totale	**1.831**	**1.762**

Il costo del lavoro cresce rispetto al 2000 del +11,5%, in misura inferiore rispetto all'incremento di attività, attestandosi su Euro 57,2 milioni.
Tale variazione è da attribuire principalmente agli aumenti contrattuali e di merito concessi nel corso dell'anno.

Nel corso dell'anno alcuni manager dell'Azienda hanno intrapreso un percorso di sviluppo professionale in ambito internazionale; un percorso che coniuga le esigenze dell'azienda di presidiare direttamente alcune attività critiche e di trasferire competenze e "*best practices*" trasversalmente nell'organizzazione, con l'opportunità per i manager coinvolti di vivere un'esperienza sfidante, in contesti socio-culturali diversi da quelli abituali.

Nel corso dell'anno 2001, così come per il passato, la società ha progettato e realizzato innumerevoli iniziative di addestramento, aggiornamento professionale e formazione manageriale del proprio personale. Tali iniziative, realizzate sia internamente che con il supporto di società di formazione esterne, hanno visto coinvolti numerosi dipendenti delle strutture tecnico industriali, commerciali, amministrative e di servizio, sia in Italia che all'estero.

Per quanto concerne l'organizzazione distributivo/commerciale, nel 2001 sono continuati gli interventi volti all'ottimizzazione/rafforzamento delle strutture interne ed esterne nei diversi canali e mercati nei quali la società è presente. Ciò ha portato in particolare alla fusione, intervenuta a fine anno, delle società commerciali di De' Longhi e di Kenwood in Francia e Germania. E' proseguita inoltre la revisione organizzativa dei processi e flussi logistici nonché dei processi di pianificazione commerciale e di gestione degli ordini, che ha già prodotto i primi consistenti risultati, con l'obiettivo di un ulteriore contenimento del capitale circolante rispetto ai risultati già raggiunti.

Qualità

Nel corso dell'anno è proseguito il progetto di ristrutturazione del controllo qualità con l'obiettivo di estendere a tutte le maggiori società del Gruppo gli standards qualitativi di De' Longhi. E' previsto entro il 2002 l'ottenimento della Certificazione ISO 9001 per la Divisione della De' Longhi S.p.A. del condizionamento fisso.

Logistica

Nel corso del 2001 è iniziata la realizzazione dell'espansione del magazzino prodotti finiti di Mignagola nell'ambito del progetto di arretramento del magazzino centrale europeo di Kenwood dall'Olanda all'Italia a Treviso; De' Longhi opererà nei confronti di Kenwood massimizzando l'efficienza nelle consegne.
Nel corso del 2001 sono poi aumentate le attività di consegna diretta specialmente in Francia, Gran Bretagna e Germania.

Distribuzione

Nel corso del 2001 l'attività di distribuzione dei prodotti Kenwood in Nuova Zelanda e Australia, precedentemente effettuata da un distributore, è stata apportata alla nostra partecipata Parex Industries Limited.
In Sudafrica ci si è avvalsi della preesistente filiale di Kenwood per apportare alla stessa il business di De' Longhi precedentemente affidato ad un distributore. Ariete ha provveduto all'apertura di una filiale in Spagna.
In Austria si è provveduto al reclutamento di nuova forze di vendita fornendo loro appoggio logistico presso la filiale di Kenwood.

Sistemi informativi

I sistemi informativi della società sono basati essenzialmente sul software gestionale SAP che consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti.
I progetti che si sono realizzati si inseriscono nella strategia di:

- estendere il sistema "unico ed integrato" a tutte le società del Gruppo per migliorare l'affidabilità e la tempestività dell'informazione, l'efficienza nella gestione dei rapporti infragruppo, nonché il controllo sulle attività delle società;
- informatizzare un numero sempre maggiore di processi per migliorare l'efficienza delle strutture interne utilizzando le potenzialità rese disponibili dal software utilizzato;
- migliorare la gestione del rapporto con i terzi (clienti e fornitori) utilizzando le nuove tecnologie disponibili tramite l'utilizzo di Internet.

Nel corso del 2001 sono stati realizzati alcuni importanti progetti tra cui l'estensione del sistema SAP nelle filiali in Germania e Francia che sono state inoltre integrate con le ex filiali del Gruppo Kenwood, l'implementazione e lo sviluppo del software per la gestione del consolidamento dei dati civilistici e gestionali, lo sviluppo di nuove e più efficienti procedure per la gestione della pianificazione commerciale estesa alle filiali commerciali e della pianificazione delle procedure con visibilità europea,.la gestione Internet degli ordini da centri di assistenza ed il controllo De' Longhi degli acquisti diretti.

Copertura di rischi

La società ha in atto estese coperture assicurative sia per quanto riguarda le principali attività (immobilizzazioni materiali e crediti) nonché per eventuali rischi connessi ai prodotti venduti.

L'attività di ricerca e sviluppo

La funzione di ricerca e sviluppo della società, dedica all'attività rilevanti risorse. Tali significativi investimenti, hanno consentito alla società di ottenere e consolidare nel tempo vantaggi competitivi.

L'attività svolta ha consentito di accedere ai benefici concessi dalla Legge 46/82 e successive modifiche relativi a prodotti di ricerca applicata e di innovazione tecnologica. Tali benefici consistono in finanziamenti a lungo termine a tassi agevolati e contributi a fondo perduto.

Nel segmento condizionatori murali sono state inoltre messe a punto, interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere e aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

Sempre per quanto riguarda la produzione di condizionatori si sottolinea che la U.E. ha bandito l'impiego in produzione del gas refrigerante R22 dal 01/06/2002 per gli apparecchi solo freddo e dal 1/01/2004 per gli apparecchi in pompa di calore, nell'ambito delle politiche per la protezione dello strato di ozono. L'uso del R22 rimane consentito nel resto del Mondo.
Le alternative possibili in Europa saranno di due tipi: gas sintetici e gas naturali. De' Longhi ha realizzato da anni una sofisticata tecnologia per l'impiego dei gas naturali, il cui utilizzo è fortemente sponsorizzato dall'opinione pubblica e dalle istituzioni sensibili alla protezione dell'ambiente.
Le conoscenze tecnologiche della De' Longhi, in questo contesto di cambiamenti normativi, dovrebbero quindi rafforzare il vantaggio competitivo nel segmento dei portatili dove da sempre la società detiene la leadership mondiale.
La società comunque dato lo scenario ancora complesso ed in evoluzione dei molti fattori tecnologici e di mercato che determineranno le scelte futuri e finali, ha deciso di sviluppare le diverse alternative tecnologiche sul complesso della propria gamma di prodotti essendo parimenti attrezzata sul piano delle risorse, conoscenze e mezzi.

Nel 2001 la società ha sostenuto costi di ricerca e sviluppo per circa Euro 6,3 milioni che sono stati imputati interamente a conto economico.

In previsione del possibile sfruttamento delle agevolazioni normative forniamo il dettaglio dell'informativa richiesta.

<u>Natura e descrizione delle attività di ricerca e sviluppo</u>
L'attività ha riguardato diversi progetti di ricerca che hanno riguardato l'area condizionamento per Euro 2,3 milioni, l'area riscaldamento per Euro 1,0 milione e l'area piccoli elettrodomestici per Euro 3,0 milioni;

<u>Natura e descrizione dei costi dedotti ai sensi del Dpr 917/86</u>
Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attività di Ricerca & Sviluppo per Euro 4,3 milioni (ii) costi per strumentazioni ed attrezzatura per Euro 0,3 milioni e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Euro 1,7 milioni.

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dalla società e a giustificazione quindi della efficacia della spesa sostenuta, si sottolinea la registrazione di importanti invenzioni.

Investimenti e prodotti

L'impegno nella ricerca e sviluppo si è concretizzato nel corso del 2001 nel lancio di una serie di nuovi prodotti a rafforzamento delle varie famiglie in cui la società De' Longhi opera.

Nel segmento "Cottura e preparazione cibi" è stata estesa la gamma tradizionale dei forni da 12 litri con il modello "retro"" e la gamma di forni ventilati da 28 litri con funzioni quali il girarrosto e una nuova elettronica di facile utilizzo per il mercato USA e Canada.
E' stata ulteriormente rinforzata la gamma delle macchine da caffè a pompa, con l'introduzione di un nuovo modello elettronico con controllo di temperatura, nuovi modelli a cialde e un nuovo modello per la fascia media.
Generalizzato a quasi tutte le famiglie di prodotto, grazie soprattutto ai nuovi prodotti, l'incremento di quote di mercato nell'importante mercato inglese.

Nel segmento "Climatizzazione trattamento dell'aria" con l'introduzione di un nuovo condizionatore aria/aria dedicato al marchio Superclima e messo a punto la tecnologia "telegate" che prevede l'utilizzo dei nostri condizionatori con funzionalità gestite via Internet.

Nel segmento "Riscaldamento" con l'espansione della gamma con elettronica intelligente "ECC" per includere un modello di termoventilatori, di convettore e di radiatori.

Nel segmento "Prodotti per la casa e lo stiro" con la rivisitazione della gamma scope per il mercato Italia con introduzione motori ad alta efficienza ed alta prestazione sui modelli classe A e con il lancio di un nuovo aspirapolvere con filtrazione e di pulitori a vapore multipli.

Nel corso del 2001 sono stati effettuati investimenti in pubblicità e comunicazione per un ammontare di circa Euro 26,6 milioni. L'attività, si è concentrata nella primavera-estate (stagione della pulizia e del condizionamento) per poi proseguire ad ottobre sia con il piccolo eletrodomestico sia con la pulizia e con la deumidificazione.
Lo sforzo pubblicitario ha sostenuto con successo il lancio di Colombina classe A e ha sostenuto gli sforzi commerciali già avviati nel corso del 2000 sul nuovo Pinguino Aria/acqua con turbopower, il doppio forno, le friggitrici rotanti ed il condizionamento murale.
Si sono inoltre supportate su stampa azioni sul piccolo elettrodomestico, in particolare macchine da caffè, e azioni sul punto vendita di supporto ai prodotti e delle decisioni clima e piccolo elettrodomestico.
Per quanto riguarda l'estero, si è assistito al lancio di un nuovo formato televisivo "living innovation", con spot girati su friggitrici e su macchine da caffè; che, oltre a focalizzare l'attenzione del consumatore sui benefici derivanti dal prodotto Dè Longhi, promuove un'immagine del marchio De' Longhi coerente con la tradizione di innovazione che la contraddistingue insieme al suo design e al made in Italy.
Attività di comunicazione con formati ad hoc sono continuati in Giappone e Stati Uniti mentre attività di stampa sono state condotte anche nei Paesi dell'Est Europa.

Piani di stock option

Nel corso del mese di luglio 2001, è stata data attuazione al piano di stock option deliberato dal Consiglio di Amministrazione il 12 giugno 2001 i cui scopi sono individuabili nella volontà di fidelizzare le risorse chiave, focalizzandone l'attenzione sui fattori di successo a medio-lungo termine, e di mantenere o migliorare la competitività del Gruppo sul mercato nazionale ed internazionale delle remunerazioni, introducendo una variabile economica correlata alla creazione di valore per la società e gli azionisti.
Tale assegnazione è avvenuta a fronte della facoltà attribuita dall'Assemblea Straordinaria dei Soci del 18 aprile 2001 al Consiglio di Amministrazione, per un periodo massimo di cinque anni, di aumentare a pagamento il capitale sociale mediante emissione di massimo 7.500.000 azioni ordinarie della società.
Sono stati coinvolti 63 dipendenti italiani ed esteri ricoprenti posizioni chiave a livello di Gruppo, ai quali sono state assegnate complessivamente circa 6.900.000 opzioni.
La maturazione di una parte delle opzioni assegnate è legata al mantenimento del rapporto di lavoro con il Gruppo; la parte rimanente, variabile tra il 40% ed il 50%, è invece legata anche al raggiungimento di alcuni degli obiettivi, definiti nell'ambito del Piano Strategico 2001 – 2003, di EBITDA e rapporto tra Capitale Circolante Netto e ricavi netti totali.
Qualora maturate, le opzioni saranno esercitabili dai partecipanti al piano, per il 50% a decorrere dall'anno 2004 e per il rimanente 50% nel corso dell'anno 2005 e fino al 28/02/2006, nell'ambito dei periodi definiti.

Corporate Governance

Per le informazioni riguardanti la Corporate Governance si rimanda alla relazione predisposta ai sensi dell'Art. IA 2.12 delle Istruzioni del Regolamento di Borsa che riporta una completa informativa sullo stato di attuazione del sistema di attuazione del sistema di Corporate Governance.
Tale relazione sarà depositata presso la Borsa italiana.

Partecipazioni detenute da Amministratori e Sindaci

Ai sensi dell'art. 79 del Regolamento Consob Delibera n. 11971 del 14/05/1999, si forniscono le informazioni relative alle partecipazioni detenute da amministratori e sindaci nella De' Longhi S.p.A. e in società controllate.

Cognome e nome	società partecipata	Possesso al 31/12/00	Acquisti 2001	Vendite 2001	Possesso Al 31/12/2001
De' Longhi Giuseppe	De' Longhi SpA	340	7.250	-	7.590
De' Longhi Giuseppe	Elba SpA	90	-	-	90
De' Longhi Fabio	De' Longhi SpA (*)	-	130.000	-	130.000
De' Longhi Fabio	De' Longhi Pinguino S.A.	1	-	-	1
Beraldo Stefano	De' Longhi SpA	-	15.500	-	15.500
Sandri Giorgio	De' Longhi SpA	-	30.000	-	30.000
Lanfranchi Massimo	De' Longhi SpA (*)	-	750	-	750

(*) sono incluse partecipazioni detenute indirettamente e/o tramite familiari.

Rapporti con società controllanti, controllate, collegate e correlate

Con riferimento alle comunicazioni Consob n. 97001574 del 20/02/97 e n. 98015375 del 27/02/98, aventi per oggetto i rapporti intrattenuti con le società del Gruppo e con le parti correlate, si segnala che tutte le operazioni poste in essere rientrano nell'ordinaria gestione del Gruppo, salvo quanto già specificato in Nota Integrativa, e sono regolati a condizioni di mercato. Non si rilevano inoltre rilevanti operazioni di carattere atipico.
Gli effetti derivanti dai rapporti di De' Longhi con le società controllanti, controllate, collegate e con le parti correlate, sono riepilogate nella Nota Integrativa.

Euro

Durante il 2001 è stato completato, da parte della società, il passaggio all'Euro, quale moneta di conto.

Eventi successivi alla chiusura dell'esercizio

Non si evidenziano fatti di rilievo.

Le prospettive/evoluzioni prevedibili della gestione

I risultati dei primi mesi del nuovo esercizio, pur non essendo particolarmente indicativi in quanto relativi al periodo dell'anno meno favorevole per la gestione reddituale (la linea del riscaldamento e quella del condizionamento, non sono nel pieno delle rispettive stagioni di business), confermano le aspettative di una ulteriore e significativa crescita rispetto al medesimo periodo del precedente esercizio.

La rilevante riduzione dei prezzi dell'acciaio, rispetto alla media dell'esercizio precedente, dovrebbe perdurare anche per effetto delle recenti introduzioni di barriere doganali negli USA.

Proposta di destinazione del risultato

Nel sottoporre all'approvazione dell'assemblea il Bilancio dell'esercizio 2001, proponiamo di destinare l'utile netto di Euro 6.140.325:

- A Riserva legale per Euro 307.016;
- Agli Azionisti l'importo complessivo di Euro 4.933.500 corrispondente alla distribuzione di un dividendo lordo di Euro 0,033 per ciascuna delle 149.500.000 azioni in circolazione con attribuzione del credito d'imposta di cui all'art. 14 D.P.R. n. 917 del 1986;
- A Riserve Straordinarie l'importo di Euro 899.809.

Treviso, 27 marzo 2002

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

ATTIVO	31.12.2001 Parziali	31.12.2001 Totali	31.12.2000 Parziali	31.12.2000 Totali
A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI		0		0
B) IMMOBILIZZAZIONI				
I - IMMOBILIZZAZIONI IMMATERIALI				
1) Costi di impianto ed ampliamento		11.739.928		40.752
2) Costi di ricerca, di sviluppo, di pubblicità		139.763		110.661
3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno		1.740.947		1.338.685
4) Concessione, licenze, marchi e diritti simili		78.784.885		88.643.223
5) Avviamento		161.184		193.421
7) Altro		659.957		548.667
TOTALE IMMOBILIZZAZIONI IMMATERIALI		93.226.664		90.875.409
II - IMMOBILIZZAZIONI MATERIALI				
1) Terreni e fabbricati		59.253.845		61.467.509
2) Impianti e macchinari		26.890.539		29.040.872
3) Attrezzature industriali e commerciali		7.951.871		8.994.089
4) Altri beni		1.503.308		1.930.594
5) Immobilizzazioni in corso e acconti		659.608		474.939
TOTALE IMMOBILIZZAZIONI MATERIALI		96.259.171		101.908.003
III - IMMOBILIZZAZIONI FINANZIARIE				
1) Partecipazioni in:				
a) imprese controllate	45.110.028		47.295.946	
b) imprese collegate	4.362.701		6.148.075	
c) altre imprese	152.076	49.624.805	152.556	53.596.577
2) Crediti:				
a) verso imprese controllate				
- entro 12 mesi	393.590.148		10.687.858	
- oltre 12 mesi	4.708.895	398.299.043	62.213.100	72.900.958
b) verso imprese collegate		6.196.655		
c) verso imprese controllanti		0		0
d) verso altri:				
- entro 12 mesi	55.736		52.529	
- oltre 12 mesi	505.090	560.826	733.991	786.520
Totale crediti		405.056.524		73.687.478
TOTALE IMMOBILIZZAZIONI FINANZIARIE		454.681.329		127.284.055
TOTALE IMMOBILIZZAZIONI		**644.167.164**		**320.067.467**
C) ATTIVO CIRCOLANTE				
I - RIMANENZE				
1) Materie prime, sussidiarie e di consumo		29.504.849		34.836.076
2) Prodotti in corso di lavorazione e semilavorati		7.958.951		7.137.494
4) Prodotti finiti e merci		40.090.885		49.303.602
TOTALE RIMANENZE		77.554.685		91.277.172
II - CREDITI				
1) Verso clienti		138.683.295		139.488.236
2) Verso imprese controllate		168.921.359		107.921.539
3) Verso imprese collegate				1.305.937
- entro 12 mesi	5.138.919			
- oltre 12 mesi	680.333	5.819.252		
4) Verso controllanti		3.305.821		207.080
5) Verso altri:				
- entro 12 mesi	6.440.198		21.312.591	
- oltre 12 mesi	7.160.722	13.600.920	1.531.522	22.844.113
TOTALE CREDITI		330.330.647		271.766.905
III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI				
4) Altre partecipazioni		905.659		905.659
6) Altri titoli				129.316
TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI		905.659		1.034.975
IV - DISPONIBILITA' LIQUIDE				
1) Depositi bancari e postali		17.061.976		21.916.697
2) Assegni		796.981		494.722
3) Denaro e valori in cassa		115.573		156.931
TOTALE DISPONIBILITA' LIQUIDE		17.974.530		22.568.350
TOTALE ATTIVO CIRCOLANTE		**426.765.521**		**386.647.402**
D) RATEI E RISCONTI ATTIVI				
1) Ratei attivi		1.833.292		1.675.638
2) Risconti attivi		1.290.834		1.421.286
TOTALE RATEI E RISCONTI ATTIVI		**3.124.126**		**3.096.924**
TOTALE ATTIVO		**1.074.056.811**		**709.811.793**

PASSIVO	31.12.2001 Parziali	31.12.2001 Totali	31.12.2000 Parziali	31.12.2000 Totali
A) PATRIMONIO NETTO				
I - CAPITALE SOCIALE		448.500.000		206.582.760
II - RISERVA DA SOVRAPPREZZO AZIONI		15.000.000		0
III - RISERVA DA RIVALUTAZIONE		0		0
IV - RISERVA LEGALE		3.253.678		2.357.637
V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO		0		0
VI - RISERVE STATUTARIE		0		0
VII - ALTRE RISERVE		34.588.590		17.683.931
IX - UTILE DELL'ESERCIZIO		6.140.325		17.800.700
TOTALE PATRIMONIO NETTO		**507.482.593**		**244.425.028**
B) FONDI PER RISCHI E ONERI				
1) Fondi di trattamento di quiescenza e obblighi simili		1.564.043		1.372.780
3) Altri		4.875.359		6.829.626
TOTALE FONDI PER RISCHI E ONERI		**6.439.402**		**8.202.406**
C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO		**10.337.038**		**9.855.554**
D) DEBITI				
3) Debiti verso banche				
- entro 12 mesi	75.823.901		31.211.271	
- oltre 12 mesi	124.914.263	200.738.164	91.431.649	122.642.920
4) Debiti verso altri finanziatori		0		0
5) Acconti		628.806		2.356.265
6) Debiti verso fornitori		91.834.385		88.717.926
8) Debiti verso imprese controllate				
- entro 12 mesi	41.723.163		27.388.492	
- oltre 12 mesi	174.680.154	216.403.317	163.760.951	191.149.443
9) Debiti verso imprese collegate		3.576.642		707.110
10) Debiti verso imprese controllanti		11.288		10.895
11) Debiti tributari				
- entro 12 mesi	12.117.705		13.030.942	
- oltre 12 mesi	8.226.957	20.344.662	15.175.144	28.206.086
12) Debiti verso Istituti di previdenza e di sicurezza sociale		2.430.762		2.154.049
13) Altri debiti		10.518.230		8.623.483
TOTALE DEBITI		**546.486.256**		**444.568.177**
E) RATEI E RISCONTI PASSIVI				
1) Ratei passivi		2.336.500		2.760.628
2 Risconti passivi		975.022		
RATEI E RISCONTI PASSIVI		**3.311.522**		**2.760.628**
TOTALE PASSIVO		**566.574.218**		**465.386.765**
TOTALE PATRIMONIO NETTO E PASSIVO		**1.074.056.811**		**709.811.793**
Conti d'ordine				
- Garanzie prestate a favore di imprese controllate e collegate		220.752.005		247.734.097
- Garanzie prestate a favore di terzi		1.951.000		3.978.000
TOTALE CONTI D'ORDINE		**222.703.005**		**251.712.097**

CONTO ECONOMICO	31.12.2001 Parziali	31.12.2001 Totali	31.12.2000 Parziali	31.12.2000 Totali
A) VALORE DELLA PRODUZIONE				
1) Ricavi delle vendite e delle prestazioni		548.392.175		477.324.466
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti		(8.391.259)		16.435.385
4) Incrementi di immobilizzazioni per lavori interni		1.831.460		1.998.881
5) Altri ricavi e proventi		20.234.962		14.022.228
TOTALE VALORE DELLA PRODUZIONE		562.067.338		509.780.960
B) COSTI DELLA PRODUZIONE				
6) Per materie prime, sussidiarie di consumo e di merci		288.025.850		273.281.871
7) Per servizi		113.255.213		101.267.535
8) Per godimento di beni di terzi		3.219.331		2.236.296
9) Per il personale:				
a) salari e stipendi	40.536.415		36.050.914	
b) oneri sociali	13.477.273		12.352.968	
c) trattamento di fine rapporto	2.857.477		2.632.073	
e) altri costi	316.922	57.188.087	281.693	51.317.648
10) Ammortamenti e svalutazioni:				
a) ammortamento delle immobilizzazioni immateriali	14.127.273		11.083.679	
b) ammortamento delle immobilizzazioni materiali	21.760.109		21.377.242	
d) svalutazione crediti compresi nell'att. circolante e disp. liquide	1.817.939	37.705.321	3.008.158	35.469.079
11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci		5.331.227		(8.908.785)
12) Accantonamenti per rischi		1.947.675		3.355.876
14) Oneri diversi di gestione		2.291.751		3.685.439
TOTALE COSTI DELLA PRODUZIONE		508.964.455		461.704.959
DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B)		53.102.883		48.076.001
C) PROVENTI E ONERI FINANZIARI				
15) Proventi da partecipazioni:				
a) da imprese controllate	48.916		0	
d) altri	1.376.652	1.425.568	11.017.723	11.017.723
16) Altri proventi finanziari:				
c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni	7.152		1.599.461	
d) proventi diversi dai precedenti:				
- da imprese controllate	11.545.614		102.490	
- da imprese collegate	374.051			
- da imprese controllanti			207.080	
- altri	11.358.017	23.284.834	14.719.692	16.628.723
17) Interessi e altri oneri finanziari:				
a) da imprese controllate	(2.501.439)		(1.605.971)	
b) da imprese controllanti			(3.429.740)	
c) altri	(31.961.409)	(34.462.848)	(24.713.552)	(29.749.263)
TOTALE PROVENTI ED ONERI FINANZIARI		(9.752.446)		(2.102.817)
D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE				
18) Rivalutazioni:				
a) di partecipazioni				702.368
19) Svalutazioni:				
a) di partecipazioni		(24.853.169)		(291.885)
TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE		(24.853.169)		410.483
E) PROVENTI ED ONERI STRAORDINARI				
20) Proventi:				
b) varie		86.713		1.266.850
21) Oneri:				
b) altri oneri straordinari		(2.795.250)		(11.392.066)
TOTALE PROVENTI ED ONERI STRAORDINARI		(2.708.537)		(10.125.216)
RISULTATO PRIMA DELLE IMPOSTE		15.788.731		36.258.451
22) Imposte sul reddito dell'esercizio		(9.648.406)		(18.457.751)
23) UTILE DELL'ESERCIZIO		6.140.325		17.800.700

Rendiconto finanziario per gli esercizi chiusi al 31 dicembre 2001 e 2000

	2001	2000	Variazione
Flussi finanziari generati (assorbiti) dalle operazioni dell'esercizio:			
Utile dell'esercizio	6.140.325	17.800.720	(11.660.395)
Ammortamenti	35.887.382	32.460.865	3.426.517
Accantonamenti e svalutazioni al netto degli utilizzi	25.131.682	5.714.596	19.417.086
Totale autofinanziamento	**67.159.389**	**55.976.181**	**11.183.208**
Variazioni del capitale circolante:			
Crediti commerciali	806.700	4.669.803	(3.863.103)
Rimanenze nette	13.722.486	(25.344.089)	39.066.575
Debiti commerciali	1.389.000	10.798.081	(9.409.081)
Altri debiti, crediti, ratei e risconti	2.515.713	9.694.412	(7.178.699)
Crediti e debiti verso soc. controllanti, controllate e collegate	(37.823.871)	(8.626.380)	(29.197.492)
Totale variazioni del capitale circolante	**(19.389.972)**	**(8.808.172)**	**(10.581.800)**
Flussi finanziari generati (assorbiti) dalle attività di investimento			
Investimenti in Immobilizzazioni Materiali	(16.111.277)	(12.175.988)	(3.935.289)
Partecipazioni	(20.881.396)	(29.837.781)	8.956.385
Investimenti in Immobilizzazioni Immateriali	(16.478.527)	(1.747.690)	(14.730.837)
Variazione netta crediti verso altri	225.694	9.637.602	(9.411.908)
Totale flussi generati dalle attività di investimento	**(53.245.506)**	**(34.123.857)**	**(19.121.649)**
Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto			
Aumento Capitale Sociale e Sovrapprezzo azioni	256.917.240	0	256.917.240
Totale flussi generati dai movimenti di Patrimonio Netto	**256.917.240**	**0**	**256.917.240**
Variazione posizione finanziaria netta	**251.441.151**	**13.044.152**	**238.396.999**
Posizione finanziaria netta al 31 dicembre 2000	(190.919.138)	(203.963.290)	13.044.152
Posizione finanziaria netta al 31 dicembre 2001	**60.522.013**	**(190.919.138)**	**251.441.151**
Variazione riserva straordinaria per compensazione imposta sostitutiva	0	(22.763.871)	22.763.871
Variazione "Altri debiti" per imposta sostitutiva	0	22.763.871	(22.763.871)

Prospetto delle variazioni nei conti di patrimonio netto per l'esercizio chiuso al 31 dicembre 2001

	Capitale sociale	Riserva Sovraprezzo azioni	Riserva legale	Riserva straordinaria	Utile (perdita) d'esercizio	Totale
Saldi al 01 gennaio 2001	**206.583**	**0**	**2.358**	**17.684**	**17.801**	**244.426**
Ripartizione risultato d'esercizio 2000 come da assemblea del 18/04/01			896	16.905	(17.801)	0
Conversione del Capitale Sociale in Euro come da assemblea straordinaria del 18/04/01	1.417					1.417
Aumento del Capitale Sociale come da assemblea straordinaria del 18/04/01	128.000					128.000
Aumento del Capitale Sociale in seguito alla quotazione in Borsa del 24/07/01	112.500	15.000				127.500
Utile d'esercizio					6.140	6.140
Saldi al 31 dicembre 2001	**448.500**	**15.000**	**3.254**	**34.589**	**6.140**	**507.483**

NOTA
INTEGRATIVA

PREMESSA

Il bilancio dell'esercizio chiuso al 31 dicembre 2001 è stato redatto in conformità alla normativa del Codice Civile integrata dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e dalle Disposizioni della Consob ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa.

Vengono inoltre fornite tutte le informazioni complementari ritenute necessarie, per una rappresentazione veritiera e corretta, anche se non richiesto da specifiche disposizioni di legge. I criteri di valutazione utilizzati sono coerenti con quelli dell'esercizio precedente e rispondono a quanto richiesto dall'art. 2426 c.c.

Nel bilancio al 31 dicembre 2001 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 2000.

Per facilità di lettura e per maggior chiarezza espositiva, le cifre qui indicate sono espresse in M/Euro (migliaia di Euro).

CRITERI APPLICATI NELLA VALUTAZIONE DELLE VOCI E NELLE RETTIFICHE DI VALORE

I criteri di valutazione più significativi applicati nella redazione del bilancio d'esercizio al 31 dicembre 2001 sono i seguenti:

a- Immobilizzazioni immateriali
Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione della loro residua utilità futura.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale ed i costi sostenuti per l'ammissione alla quotazione presso la Borsa di Milano, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono imputate a conto economico a meno che siano relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.
Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo stimata in un periodo di venti anni per i marchi e di quattro anni per i diritti di utilizzo delle opere di ingegno. Per quanto riguarda i marchi sono calcolati in aggiunta ammortamenti esclusivamente per finalità fiscali e nei limiti di quanto previsto dalla normativa tributaria.
L'avviamento è ammortizzato sistematicamente in un periodo di 10 anni che si ritiene possa essere ragionevolmente considerato rappresentativo dell'utilità futura.
Si rammenta che, ai sensi dell'Art. 2426 del C.C., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

b- Immobilizzazioni materiali
Le immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, nonché di una quota parte dei costi indiretti ragionevolmente imputabili al cespite, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91, e rettificato dai rispettivi ammortamenti accumulati.
Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Gli ammortamenti sono calcolati in modo sistematico e per quote costanti applicando, sulla base della vita utile dei cespiti, a partire dall'esercizio di entrata in funzione del bene, le seguenti aliquote di ammortamento, ridotte della metà per il primo esercizio:

Fabbricati	3,0%
Costruzioni leggere	10,0%
Impianti generici/specifici	10,0%
Grandi Impianti specifici	15,5%
Forni di trattamento	15,0%
Attrezzatura varia	25,0%
Impianti di depurazione	15,0%
Mobili e macchine ufficio	12,0%
Macchine elettromeccaniche	20,0%
Autoveicoli da trasporto	20,0%
Autovetture	25,0%

Negli esercizi in cui la società si avvale del beneficio fiscale degli ammortamenti anticipati, questi sono iscritti indistintamente assieme agli ammortamenti ordinari, con contropartita la riduzione diretta delle relative voci delle Immobilizzazioni materiali. Gli effetti della contabilizzazione degli ammortamenti anticipati, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "immobilizzazioni materiali".

I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

c- Immobilizzazioni finanziarie
Le partecipazioni sono valutate con il criterio del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.

d- Rimanenze di magazzino
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

e- Crediti e debiti
I crediti sono iscritti in bilancio al valore di presunto realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono valutati al valore nominale.

f- Attività finanziarie che non costituiscono immobilizzazioni
Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore; tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

g- Ratei e risconti
I ratei e risconti attivi e passivi sono valorizzati sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

h- Disponibilità liquide
Sono valutate al valore nominale.

i-Fondi per rischi e oneri
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

l- Trattamento di fine rapporto di lavoro subordinato
Il trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

m- Costi e ricavi
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi

per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

o- Strumenti finanziari
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. Relativamente alle operazioni di copertura delle attività e passività non denominate in Euro, gli oneri e proventi sono rilevati per competenza.

p- Imposte sul reddito
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Le imposte anticipate sono contabilizzate tra i crediti verso altri (nell'attivo circolante), al netto delle imposte differite.

q- Dividendi
I dividendi ed il relativo credito d'imposta delle società controllate, collegate e da altre partecipazioni sono contabilizzati nell'esercizio in cui vengono incassati.

r- Conti d'ordine
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

h

ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

I- Immobilizzazioni immateriali

Il dettaglio è il seguente:

[in migliaia di Euro]	31.12.2001 Lordo	31.12.2001 Netto	31.12.2000 Lordo	31.12.2000 Netto	Differenza Netta
Costi d'impianto e di ampliamento	15.072	11.740	397	41	11.699
Costi di ricerca, sviluppo e pubblicità	209	140	138	110	30
Diritti di brevetto	13.443	1.741	12.099	1.339	402
Licenze, marchi e diritti simili	120.373	78.785	120.373	88.643	(9.858)
Avviamento	322	161	322	193	(32)
Altre voci	1.566	660	1.159	549	111
Totale	**150.985**	**93.227**	**134.488**	**90.875**	**2.352**

L'aumento di M/Euro 2.352 è la risultante principalmente della variazione della voce "Costi di impianto e di ampliamento".

La voce "Costi di impianto e ampliamento" è aumentata di M/Euro 11.699 per effetto degli oneri sostenuti per l'ammissione alla quotazione presso la Borsa Valori di Milano; tali oneri includono i costi relativi alla predisposizione del prospetto informativo e delle altre competenze legate all'operazione, tra cui i costi finanziari di collocamento e i costi per la comunicazione e l'informativa di mercato per un importo totale, al lordo degli ammortamenti, di M/Euro 14.675.

La voce "diritti di brevetto e diritti di utilizzo delle opere di ingegno" include soprattutto diritti di utilizzo di software.

La voce "concessione, licenze, marchi e diritti simili" include soprattutto i marchi iscritti in seguito all'allocazione del disavanzo della fusione avvenuta nel 1995, che sono relativi al marchio aziendale e ad altri marchi registrati del gruppo (quali "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", ecc.).

I marchi sono stati ammortizzati sulla base di un periodo di ammortamento di 10 anni, inferiore rispetto a quanto previsto dai criteri precedentemente menzionati esclusivamente per finalità fiscali. I maggiori ammortamenti, calcolati esclusivamente in applicazione di norme tributarie così come consentito dall'art. 2426 2° comma del Codice Civile, ammontano a M/Euro 3.879.

Qualora non si fossero effettuati i suddetti maggiori ammortamenti il risultato d'esercizio ed il patrimonio netto sarebbero stati superiori rispettivamente di M/Euro 2.318 e di M/Euro 4.636 al netto dell'effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2001 nelle principali voci delle immobilizzazioni immateriali:

[in migliaia di Euro]	Costi di Impianto e ampliamento	Costi di ricerca, sviluppo	Diritti di brevetto	Licenze, marchi e diritti simili	Avviamento	Altre	Totale
Saldo iniziale netto	41	110	1.339	88.643	193	549	90.875
Incrementi	14.675	72	1.346	-	-	392	16.485
Decrementi	-	-	(2)	-	-	(4)	(6)
Ammortamenti	(2.976)	(42)	(942)	(9.858)	(32)	(277)	(14.127)
Saldo finale netto	**11.740**	**140**	**1.741**	**78.785**	**161**	**660**	**93.227**

II- Immobilizzazioni materiali

Le immobilizzazioni materiali sono così dettagliate:

[in migliaia di Euro]	31.12.2001 Lordo	Netto	31.12.2000 Lordo	Netto	Differenza 2001/2000
Terreni e fabbricati	85.258	59.254	84.890	61.467	(2.213)
Impianti e macchinari	115.588	26.890	109.078	29.041	(2.151)
Attrezzature industriali	66.118	7.952	58.003	8.994	(1.042)
Altre	12.869	1.503	12.625	1.931	(428)
Immobilizzazioni in corso e acconti	660	660	475	475	185
Totale	**280.493**	**96.259**	**265.071**	**101.908**	**(5.649)**

La diminuzione di M/Euro 5.649 è la risultante soprattutto di incrementi della voce "Impianti e macchinari" (M/Euro 6.902) e "Altre attrezzature industriali" (M/Euro 8.262), alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti e degli ammortamenti calcolati nell'esercizio per M/Euro 21.760.
La voce "Immobilizzazioni in corso" è relativa soprattutto allo stato avanzamento lavori per la costruzione del nuovo magazzino prodotti finiti di Mignagola (Treviso).

Nel corrente e in precedenti esercizi sono stati stanziati ammortamenti anticipati al fine di usufruire dei benefici fiscali, nei limiti previsti dalla vigente normativa tributaria. Qualora fossero stati calcolati gli ammortamenti unicamente sulla base delle aliquote ordinarie la voce "Immobilizzazioni materiali" sarebbe risultata superiore di M/Euro 10.290 e la voce "Ammortamenti" sarebbe risultata inferiore di M/Euro 3.110. Di conseguenza il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiori di M/Euro 6.148 e di M/Euro 1.858 al netto del relativo effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2001 nelle principali voci delle immobilizzazioni materiali.

[in migliaia di Euro]	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizz. in corso e acconti	Totale
Saldo iniziale netto	61.467	29.041	8.994	1.931	475	101.908
Incrementi	369	6.902	8.262	932	185	16.650
Decrementi	-	(357)	(137)	(45)	-	(539)
Ammortamenti	(2.582)	(8.696)	(9.167)	(1.315)	-	(21.760)
Saldo finale netto	**59.254**	**26.890**	**7.952**	**1.503**	**660**	**96.259**

III- Immobilizzazioni finanziarie

1- Partecipazioni

Il dettaglio è il seguente:

Imprese controllate	31/12/2001	31/12/2000	Variazione
De' Longhi Pinguino S.A.	22.744	23.413	(669)
Simac Vetrella S.p.A. (*)	10.393	10.393	0
Ariagel S.p.A.	2.073	3.695	(1.622)
La Supercalor S.p.A.	2.933	2.866	67
De' Longhi France SARL(**)	2.440	2.402	38
De' Longhi America Inc.	1.407	1.407	0
De' Longhi Canada Inc.	1.214	1.214	0
De' Longhi LTD	1.145	1.145	0
De' Longhi Nederland B.V.	681	681	0
Clim.Re S.A.	54	54	0
E-Services S.r.l.	26	26	0
Totale	**45.110**	**47.296**	**(2.186)**

(*) Il valore è la sommatoria delle partecipazioni di Effeplast S.r.l. e di Simac-Vetrella in seguito alla fusione deliberata il *16/01/2001 che ha previsto l'incorporazione di Simac-Vetrella in Effeplast con il contestuale cambio di denominazione sociale* in Simac-Vetrella S.p.A.

(**) L'importo include la partecipazione in Kenwood Holding S.A. che è stata incorporata da De'Longhi France a fine dicembre 2001.

Imprese collegate	31/12/2001	31/12/2000	Variazione
Comitalia Società Fiduciaria	3.025	3.025	0
Omas S.r.l.	1.136	1.136	0
Effegici S.r.l.	201	201	0
Parex Industries Limited	0	0	0
Liguria Vita S.p.A.	0	1.786	(1.786)
Totale	**4.362**	**6.148**	**(1.786)**

Altre imprese	31/12/2001	31/12/2000	Variazione
SP. Tasoglou S.A.	142	142	0
Altre minori	10	11	(1)
Totale	**152**	**153**	**(1)**

Totale Partecipazioni	**49.624**	**53.597**	**(3.973)**

L'elenco delle partecipazioni è riepilogato nell'allegato n° 1.

La diminuzione del valore di M/Euro 3.973 è la risultante di:

- Acquisizione della quota di minoranza pari al 5% in La Supercalor S.p.A. per M/Euro 67.
- Acquisizione della quota di minoranza nella società Ariagel S.p.A. pari al 10% per l'importo di M/Euro 362.
- Svalutazione prudenziale della partecipazione in Ariagel S.p.A. per l'importo di M/Euro 1.983. La società Ariagel S.p.A. ha chiuso l'esercizio 2001 in forte perdita soprattutto per oneri straordinari da ristrutturazione; in data 15 marzo 2002 è stato effettuato un versamento a copertura perdite per l'importo di M/Euro 1.983.
- Acquisizione del 100% della filiale Francese della partecipata Kenwood per l'importo di M/Euro 38 allo scopo di razionalizzare la struttura societaria del Gruppo De' Longhi sul mercato Francese; durante il mese di dicembre 2001 è stata poi deliberata la fusione per incorporazione della società acquisita in De' Longhi France SARL.

- Versamento in conto capitale effettuato nel mese di dicembre 2001 nella società controllata De' Longhi Pinguino S.A. per l'importo di M/Euro 22.200 e della successiva prudenziale svalutazione della partecipazione per l'importo di M/Euro 22.869 per effetto dell'allineamento al valore del patrimonio netto.
- Acquisizione del 49% della partecipazione nella società Parex Industries Limited che svolge attività di distribuzione dei prodotti del Gruppo De' Longhi nei mercati della Nuova Zelanda e dell'Australia. L'acquisizione è stata perfezionata allo scopo di acquisire un maggior controllo e sicurezza in un mercato strategico quale l'Oceania. In tale contesto è stata incassata una parte rilevante dei crediti vantati verso il distributore, per l'importo di $NZ 13,8 milioni ed è stato concesso, per facilitare il perfezionamento dell'operazione, un finanziamento fruttifero di pari importo garantito dalle attività della società.
- Alienazione della partecipazione nella società collegata Liguria Vita S.p.A.; detta partecipazione, nell'ambito del progetto di ristrutturazione societario iniziato a fine 2000, che prevedeva l'alienazione di partecipazioni considerate non più strategiche, è stata venduta a De' Longhi Soparfi S.A. per l'importo di M/Euro 3.099, con la realizzazione di una plusvalenza di M/Euro 1.313. Tale corrispettivo, determinato sulla base di una valutazione predisposta da esperti indipendenti, è stato interamente incassato.

Ai sensi dell'art. 2426 c.c. n° 3, si evidenzia che alcune partecipate risultano iscritte in bilancio ad un valore superiore a quello della corrispondente frazione del patrimonio netto risultante dall'ultimo bilancio approvato, in quanto sussistono positive prospettive economiche e/o maggiori valori iscritti nelle attività della partecipata.

2- Crediti

Il dettaglio è il seguente:

Verso Imprese controllate	**31/12/2001**	**31/12/2000**	**Variazione**
De' Longhi Nederland B.V.	4.500	0	4.500
De' Longhi Pinguino S.A.	393.799	72.901	320.898
Totale	**398.299**	**72.901**	**325.398**

I finanziamenti concessi hanno natura di breve termine e maturano interessi a tassi di mercato.
I crediti verso De' Longhi Pinguino S.A. si riferiscono prevalentemente a finanziamenti concessi per le acquisizioni effettuate a fine dicembre 2000 e nel corso del 2001.

Verso Imprese collegate	**31/12/2001**	**31/12/2000**	**Variazione**
Parex Industries Limited	6.197	0	6.197
Totale	**6.197**	**0**	**6.197**

Tale finanziamento ha scadenza 31/03/2005 e matura interessi a tassi di mercato (riferimento al paragrafo precedente).

Verso Altri	**31/12/2001**	**31/12/2000**	**Variazione**
Credito per Anticipo Ritenute TFR	505	734	(229)
Depositi cauzionali	56	53	3
Totale	**561**	**787**	**(226)**

C) ATTIVO CIRCOLANTE

I- Rimanenze

La comparazione dei valori delle rimanenze di magazzino è la seguente:

	31/12/2001	31/12/2000	Variazione
Materie prime	29.505	34.836	(5.331)
Prodotti in corso di lavorazione	7.959	7.137	822
Prodotti finiti	40.091	49.304	(9.213)
Totale	77.555	**91.277**	**(13.722)**

La significativa diminuzione del valore delle rimanenze rispetto al medesimo periodo del 2000 di M/Euro 13.722, pur in presenza di un incremento delle vendite, è dovuta prevalentemente alle azioni intraprese nel corso del 2001 con l'obiettivo di riduzione del circolante.
L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di M/Euro 2.948 (M/Euro 2.841 nel 2000) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per l'azienda.
Si rileva inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

II- Crediti

1- Crediti verso clienti

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a M/Euro 3.450 che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.
I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

	Saldo 2000	Utilizzo	Acc.to	Saldo 2001
Fondo Svalutazione Crediti	2.631	(999)	1.818	3.450

La riduzione dei crediti verso clientela, pur in presenza di un incremento di attività, è dovuta prevalentemente ad un miglioramento dei termini di incasso.

La società ha ricevuto garanzie da clienti (soprattutto fidejussioni) per l'importo di M/Euro 631 a copertura delle transazioni commerciali.

2- Crediti verso imprese controllate

Il dettaglio della voce crediti verso imprese controllate è così specificato:

	31/12/2001	31/12/2000	Variazione
Crediti commerciali	156.650	107.819	48.831
Crediti finanziari	12.271	102	12.169
Totale	**168.921**	**107.921**	**61.000**

La variazione nella voce crediti commerciali è dovuta al rilevante incremento nelle vendite verso le più importanti filiali commerciali estere che hanno evidenziato, rispetto al medesimo periodo del 2000, significativi incrementi delle vendite.

L'incremento nella voce crediti finanziari è dovuto a crediti concessi principalmente alle società controllate De' Longhi Pinguino S.A., Ariagel S.p.A., DL Radiators S.p.A. ed Elba S.p.A.

3- Crediti verso imprese collegate
I crediti, che hanno natura commerciale, sono prevalentemente verso la società Parex Industries Limited, distributore nei mercati della Nuova Zelanda e Australia.

4- Crediti verso imprese controllanti
Il dettaglio della voce crediti verso imprese controllanti è il seguente:

	31/12/2001	31/12/2000	Variazione
De' Longhi Soparfi S.A.	3.284	185	3.099
De' Longhi Holding S.A.	22	22	-
Totale	**3.306**	**207**	**3.099**

Gli importi sono relativi al residuo di interessi da corrispondere alle controllanti maturati su finanziamenti già estinti negli esercizi precedenti e al credito verso la società De' Longhi Soparfi S.A. a seguito della vendita della società Liguria Vita S.p.A. (riferimento alla sezione dell'attivo "Partecipazioni").

5- Crediti verso altri
Il dettaglio della voce crediti verso altri include:

	31/12/2001	31/12/2000	Variazione
Crediti per imposte anticipate	5.567	7.127	(1.560)
Crediti verso Erario	2.823	8.909	(6.086)
Anticipi a fornitori	507	1.264	(757)
Anticipi al personale	139	99	40
Altri crediti	4.565	5.443	(878)
Totale crediti verso altri	**13.601**	**22.842**	**(9.241)**

La voce è diminuita di M/Euro 9.241 per effetto soprattutto della diminuzione dei Crediti verso l'Erario; in particolare tale diminuzione è dovuta al recupero del credito IVA, avvenuto mediante l'utilizzo dell'istituto della liquidazione di Gruppo, effettuata ai sensi del DM 13/12/79 Art. 1 e seguenti, che ha consentito di assorbire quasi completamente il credito stratificatosi negli esercizi precedenti.

La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.
Il saldo patrimoniale per imposte anticipate al 31 dicembre 2001 è a credito per M/Euro 5.567.
Il dettaglio è il seguente:

Imposte anticipate relative a:	2001	2000	Variazione
- accantonamento a fondi rischi e altri fondi	4.269	5.736	(1.467)
- svalutazioni di partecipazioni non deducibili	543	683	(140)
- altre differenze temporanee	793	722	71
Imposte differite per:			
- altro	(38)	(14)	(24)
Totale credito per imposte anticipate (differite)	**5.567**	**7.127**	**(1.560)**

III- Attività finanziarie che non costituiscono immobilizzazioni
La voce, che è pari a M/Euro 906, è composta da partecipazioni azionarie acquistate per impiego di eccedenze di tesoreria.

IV- Disponibilità liquide
La voce, che è pari a M/Euro 17.975, è relativa principalmente ad eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito costituiti dagli incassi da clienti ricevuti a fine anno.

D) RATEI E RISCONTI
In dettaglio, sono così analizzati:

	31/12/2001	31/12/2000	Variazione
Ratei attivi:			
Proventi finanziari	1.833	1.676	157
Risconti attivi:			
Oneri finanziari	527	920	(76)
Altro	764	501	(54)
Totale	1.291	1.421	(130)
Totale ratei e risconti	**3.124**	**3.097**	**27**

La voce "Ratei attivi" include i proventi finanziari relativi prevalentemente alle operazioni di copertura in derivati.
La voce dei Risconti attivi "Oneri finanziari" si riferisce principalmente, per M/Euro 512, alla commissione una tantum corrisposta al momento della stipula di un contratto di copertura tassi e cambi connesso al finanziamento ricevuto di 14,7 miliardi di Yen (Si veda a riguardo quanto indicato alla sezione "Debiti verso controllate"). La voce "Altro" accoglie prevalentemente il differimento di costi di pubblicità per M/Euro 181 di competenza di esercizi successivi e l'imposta sostitutiva su finanziamenti a M/L termine per M/Euro 217.

COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

A) PATRIMONIO NETTO
La movimentazione delle voci componenti il patrimonio netto è riportata negli schemi di bilancio; di seguito vengono commentate le principali voci e le variazioni.

L'informativa relativa alle imposte disponibili per l'attribuzione di credito d'imposta ai soci è riepilogata nell'allegato n° 6.

I- Capitale sociale
La voce si è incrementata per:
- Aumento di capitale sociale a pagamento deliberato il 18 aprile 2001 per l'importo di M/Euro 129.417 interamente versato. La medesima assemblea ha altresì deliberato la conversione del capitale in Euro ed il raggruppamento delle azioni emesse mediante l'aumento del loro valore nominale a Euro 3;
- Aumento del capitale sociale per effetto dell'Offerta Pubblica di Sottoscrizione in occasione della quotazione sul mercato telematico di Milano del 23/07/01. L'operazione è consistita in un'offerta di sottoscrizione di n° 37.500.000 azioni ordinarie di De' Longhi S.p.A. al valore di Euro 3,4 cadauna indirizzate al pubblico indistinto in Italia per n° 11.055.000 azioni ed un contestuale collocamento privato riservato ad investitori professionali in Italia ed a investitori istituzionali all'estero per n° 26.445.000 azioni, per un controvalore complessivo di Euro 127,5 milioni. In seguito all'Offerta Pubblica di Sottoscrizione il capitale sociale della De' Longhi è costituito da n° 149.500.000 azioni dal valore nominale di Euro 3 per un totale di Euro 448,5 milioni.

II- Riserva sovraprezzo azioni
A seguito della sopracitata Offerta Pubblica di Sottoscrizione è stata costituita una Riserva per sovraprezzo azioni pari a M/Euro 15.000.

IV- Riserva legale
Al 31 dicembre 2000 tale voce risultava pari a M/Euro 2.358. L'incremento pari a M/Euro 896 è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 18 aprile 2001.

VII- Altre riserve
Riserva straordinaria
La riserva straordinaria ammonta a M/Euro 34.589; l'incremento di M/Euro 16.905 rispetto al 31 dicembre 2000 è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 18 aprile 2001.

Nel 2000 la società ha effettuato il riallineamento dei valori riconosciuti fiscalmente di alcune categorie di immobilizzazioni rispetto ai maggiori valori civilistici esposti in bilancio; come previsto dalla normativa di riferimento è stato posto un vincolo fiscale alla voce di patrimonio netto "Riserva straordinaria" per M/Euro 17.560, alla voce di bilancio "Riserva legale" per M/Euro 2.324 e alla voce "Capitale sociale" per M/Euro 99.934, per un importo complessivo di M/Euro 119.818.

B) FONDI PER RISCHI E ONERI

1- Fondi di trattamento quiescenza agenti e obblighi simili
La voce include il fondo indennità suppletiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., debbono essere corrisposte agli agenti.
Il dettaglio del fondo indennità suppletiva di clientela è il seguente.

	Saldo 2000	Utilizzo	Acc.to	Saldo 2001
Fondo Indennità Supplettiva di clientela	1.373	(87)	278	1.564

3- Altri fondi
Il dettaglio è il seguente:

	Saldo 2000	Utilizzo	Acc.to	Saldo 2001
Fondo garanzia prodotti	930	-	220	1.150
Fondo Rischi cambio	1.510	(1.510)	-	0
Fondo resi su vendite	258	-	365	623
Fondo rischi futuri	4.132	(2.114)	1.084	3.102
Totale	**6.830**	**(3.624)**	**1.669**	**4.875**

Il fondo garanzia prodotti è stato stanziato sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2001.

Il fondo "rischi futuri" è relativo a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Società sono relativi, per l'importo di M/Euro 1.084, al rischio di passività che potrebbero sorgere in

seguito ad alcuni reclami per prodotti venduti sul mercato americano (limitatamente alla franchigia assicurativa a nostro carico). L'importo si è ridotto rispetto al 2000 per la definizione di alcune cause. Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che, supportati da autorevoli e diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale della Società.

La società ha sottoscritto in data 29 ottobre 2001 un accertamento con adesione con l'Agenzia delle Entrate di Treviso, a fronte di processi verbali di constatazione da parte dell'Autorità Fiscale per gli esercizi 1995 e 1996. Tale accertamento per adesione ha comportato oneri per imposte, sanzioni ed interessi per un totale di M/Euro 1.024, di cui M/Euro 994 iscritti nella voce "Oneri straordinari" e per M/Euro 30 iscritti nella voce "Oneri finanziari".

C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

	Dirigenti	Impiegati	Operai	Totale
Saldo iniziale 01.01.01	**1.294**	**3.046**	**5.516**	**9.856**
Accantonamento	324	937	1.596	2.857
Indennità liquidate	(294)	(618)	(1.464)	(2.376)
Saldo Finale 31.12.01	**1.324**	**3.365**	**5.648**	**10.337**

D)- DEBITI

Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

3- Debiti verso banche

La voce debiti verso banche è così analizzata:

	Entro un anno	Da uno a cinque	Oltre cinque	Saldo 31/12/01	Saldo 31/12/00
Conti correnti	0	-	-	0	359
Finanziamenti B/T in Euro o valuta	63.020	-	-	63.020	0
Finanziamenti su portafoglio effetti	4.453	-	-	4.453	4.883
Finanziamenti a lungo, quota a breve	8.351	-	-	8.351	25.970
Totale debiti verso banche a breve	**75.824**	**0**	**0**	**75.824**	**31.212**
Finanziamenti a lungo	-	123.041	1.873	124.914	91.431
Totale debiti verso banche	**75.824**	**123.041**	**1.873**	**200.738**	**122.643**

I debiti sopraindicati non sono assistiti da alcuna garanzia reale.
Per una migliore comprensione delle variazioni intervenute nelle posizioni finanziarie della società si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario.

5- Acconti

Sono relativi ad acconti per fornitura e garanzia ricevuti da clienti.

6- Debiti verso fornitori
L'importo rappresenta il debito della Società nei confronti di terzi, per forniture di beni e servizi.

8- Debiti verso imprese controllate
La voce è così dettagliata:

	31/12/2001	31/12/2000	Variazione
Debiti commerciali	38.722	26.380	12.342
Debiti finanziari	177.681	164.769	12.912
Totale	**216.403**	**191.149**	**25.254**

L'incremento dei debiti commerciali è dovuto prevalentemente ai maggiori acquisti di prodotti finiti dalla società controllata Simac-Vetrella S.p.A.

I debiti finanziari sono riferiti prevalentemente ai finanziamenti fruttiferi concessi dalla società controllata De' Longhi Pinguino S.A. per l'importo di M/Euro 8.765 e di Yen 14,7 miliardi erogato nel corso del 2000, il cui rischio cambio risulta essere coperto mediante l'utilizzo di *strumenti finanziari.*

9- Debiti verso imprese collegate
La voce è relativa a debiti commerciali nei confronti di Omas S.r.l. per M/Euro 3.568 e di Effegici S.r.l. per M/Euro 9.

11- Debiti tributari
Il dettaglio, per natura del debito, è così analizzato:

	31/12/2001	31/12/2000	Variazione
Debito per imposte dirette	19.121	26.407	(7.286)
Debito per sostituto d'imposta	1.224	1.799	(575)
Totale Debiti Tributari	**20.345**	**28.206**	**(7.861)**

La voce debiti per imposte dirette include i debiti per imposte correnti al netto degli acconti, dei crediti e delle ritenute e l'imposta sostitutiva per M/Euro 15.175 relativa all'operazione di riallineamento dei valori fiscali effettuata nel 2000 che residua dopo il pagamento della prima rata di M/Euro 7.587.

12- Debiti verso Istituti di Previdenza
Il dettaglio è il seguente:

	31/12/2001	31/12/2000	Variazione
Inps	1.953	1.770	183
Fasi – Inpdai	140	125	15
Enasarco	105	110	(5)
Inail	107	56	51
Fondi Previdenziali	72	65	7
Altri istituti	54	28	26
Totale Debiti verso Ist. Previdenziali	**2.431**	**2.154**	**277**

13- Altri debiti

Il dettaglio è così esaminato:

	31/12/2001	31/12/2000	Variazione
Debiti verso il personale	8.537	7.547	990
Costi da sostenere	1.949	849	1.100
Altri	32	227	(195)
Totale Altri Debiti	**10.518**	**8.623**	**1.895**

La voce "Debiti verso il personale" include i debiti per competenza maturati e non liquidati.
La voce "Costi da sostenere" è relativa prevalentemente a costi di competenza dell'esercizio.

E) RATEI E RISCONTI PASSIVI

Il dettaglio è così specificato:

Ratei passivi:	31/12/2001	31/12/2000	Variazione
Interessi passivi Prestiti società controllate	0	1.518	(1.518)
Interessi passivi su Finanz. M/L Termine	49	61	(12)
Altri ratei passivi	2.288	1.182	1.106
Totale Ratei Passivi	2.337	2.761	(424)
Totale Risconti Passivi:	975	0	975
Totale Ratei e Risconti passivi	**3.312**	**2.761**	**551**

La voce "Altri ratei passivi" si riferisce agli oneri relativi alle operazioni di copertura su cambi e tassi.
I Risconti attivi riguardano la quota interessi (di competenza degli esercizi futuri) relativa al credito finanziario verso la società collegata Parex Industries Limited.

Strumenti finanziari di copertura e derivati

La Società, allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi d'interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale, ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica.
In taluni casi la Società, in virtù delle specifiche funzioni di gestione centralizzata di tesoreria assegnategli, ha effettuato operazioni di copertura nell'interesse di alcune società del Gruppo. L'effetto per De' Longhi Spa è neutrale, in quanto ogni transazione posta in essere con operatori del mercato è controbilanciata da un'identica transazione infragruppo di segno opposto.

Strumenti derivati in cambi: accolgono le operazioni di copertura poste in essere al fine di garantire un prefissato cambio di incasso (o pagamento) delle diverse valute. Includono sia operazioni a termine che opzioni strutturate per le principali valute di esposizione (Dollaro USA, Sterlina, Yen, Dollaro Canadese).

Il conto economico dell'esercizio riflette solo parzialmente il totale dell'effetto economico positivo atteso dalle operazioni di copertura poste in essere sul fatturato 2001 e che risulta in buona parte determinato dalle operazioni di vendita dello yen.
Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre 2001 sono i seguenti:

Transazioni poste in essere da De' Longhi S.p.A. con terzi:

vendita di USD contro EUR	USD	62.000.000
vendita di GBP contro EUR	GBP	58.000.000
vendita di JPY contro EUR	JPY	2.700.000.000
vendita di CAD contro EUR	CAD	10.500.000
vendita di NZD contro EUR	NZD	14.277.360
acquisto di USD contro GBP	USD	26.000.000

Transazioni poste in essere da De' Longhi S.p.A. con società del Gruppo:

acquisto di GBP contro EUR	GBP	10.000.000
vendita di USD contro GBP	USD	26.000.000

Strumenti derivati in tassi d'interesse: rappresentano strumenti finanziari che la Società utilizza allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario, che costituisce il *benchmark* di riferimento per l'indebitamento di Gruppo) per una parte dell'indebitamento finanziario di Gruppo. Questi strumenti hanno tradizionalmente durata pluriennale e possono anche essere "agganciati" a specifiche operazioni di raccolta sui mercati dei capitali. Le operazioni in essere al 31 dicembre 2001 ammontano a M/Euro 222.304.

In particolare, del totale in essere al 31 dicembre 2001, Euro 150 milioni sono da porsi in relazione ad un finanziamento concesso da De' Longhi Pinguino S.A., con scadenza aprile 2003, dell'importo di 14,7 miliardi di Yen (Riferimento nella voce del passivo "Debiti verso imprese controllate).

Si segnala che l'attività di gestione centralizzata, per quel che concerne anche la gestione dei rischi di cambio e tasso d'interesse, verrà trasferita nel corso del 2002 da De' Longhi S.p.A. ad un'altra società del Gruppo che sarà esclusivamente dedicata a tale attività.

CONTI D'ORDINE

La composizione e il raffronto con l'esercizio precedente è la seguente.

	31/12/2001	31/12/2000	Variazione
Garanzie prestate a favore di imprese controllate e collegate	220.752	247.734	(26.982)
Garanzie prestate a favore di terzi	1.951	3.978	(2.027)
Totale	**222.703**	**251.712**	**(29.009)**

Le garanzie prestate a favore di società controllate diminuiscono per un importo pari a M/Euro 26.982 per effetto di un'attività di accentramento fidi, propedeutica allo sviluppo di un'azione di cash pooling, rivolta principalmente alle società residenti nel territorio nazionale.

La società ha concesso un mandato di credito, per un ammontare di M/Euro 58.305, in favore di alcune controllate affinché queste potessero ottenere la fidejussione necessaria a garantire i propri creditori e procedere così ad una definizione anticipata delle fusioni dalle stesse attuate con le proprie rispettive controllate. Al momento di redazione del presente bilancio, essendo prescritto il periodo di eventuale opposizione da parte dei creditori senza alcun rilievo, non sussiste alcun rischio di regresso.

COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

A) VALORE DELLA PRODUZIONE

1- Ricavi delle vendite
I ricavi delle vendite e delle prestazioni sono così analizzati:

Ricavi per area geografica:

	31/12/2001	%	31/12/2000	%	Variazione
Italia	177.666	32,4%	185.717	38,9%	(8.051)
USA, Canada e Messico	94.939	17,3%	65.040	13,6%	29.899
Giappone	30.550	5,6%	23.944	5,0%	6.606
Gran Bretagna	54.812	10,0%	40.197	8,4%	14.615
Altri Europa	120.441	21,9%	104.963	22,0%	15.478
Resto del Mondo	69.984	12,8%	57.463	12,0%	12.521
Totale	**548.392**	**100%**	**477.324**	**100%**	**71.068**

Ricavi per linee prodotto:

	31/12/2001	%	31/12/2000	%	Variazione
Cottura e preparazione cibi, pulizia casa e stiro	226.483	41,3%	186.195	39,0%	40.288
Riscaldamento	156.637	28,6%	129.005	27,0%	27.632
Condizionamento e trattamento aria	140.228	25,6%	140.275	29,4%	(47)
Altro	25.044	4,5%	21.849	4,6%	3.195
Totale	**548.392**	**100%**	**477.324**	**100%**	**71.068**

4- Incrementi di immobilizzazioni interne
Sono stati capitalizzati nella voce "Immobilizzazioni Immateriali" gli oneri relativi allo sviluppo di software.

5- Altri ricavi
La voce "Altri ricavi e proventi" è così composta:

	31/12/2001	31/12/2000	Variazione
Rimborsi trasporti	6.280	4.755	1.525
Sopravvenienze attive	4.888	1.654	3.234
Fitti attivi	725	723	2
Rimborsi danni	1.067	664	403
Consulenze attive	1.667	1.197	470
Altri ricavi diversi	5.608	5.029	579
Totale	**20.235**	**14.022**	**6.213**

I rimborsi trasporti includono i riaddebiti ai clienti delle spese di trasporto sostenute.
Le sopravvenienze attive sono relative a indennizzi ricevuti da Assicurazioni Generali S.p.A. per M/Euro 1.549, al credito d'imposta ai sensi della Legge 388 del 2000 per M/Euro 696 maturato a nostro favore in seguito all'incremento della base occupazionale, ai contributi in conto esercizio per M/Euro 841 relativi alla ricerca applicata ai sensi della Legge 46/82, nonché ad utilizzi di fondi precedentemente accantonati e non più ritenuti necessari per M/Euro 633.
Nella voce consulenze attive e altri ricavi diversi sono compresi prevalentemente i corrispettivi per servizi di natura amministrativa e servizi prestati dal personale dipendente alle altre società del gruppo.

B) COSTI DELLA PRODUZIONE

6- Per materie prime, suss. e di merci
Il dettaglio è il seguente:

	31/12/2001	31/12/2000	Variazione
Acquisti materie prime	22.397	27.220	(4.823)
Acquisti componentistica	146.367	136.942	9.425
Acquisti prodotti finiti	111.359	101.781	9.578
Altri acquisti diversi	7.903	7.339	564
Totale	**288.026**	**273.282**	**14.744**

Gli acquisti di prodotti finiti sono effettuati soprattutto dalle altre società del Gruppo.

7- Per servizi
La voce "servizi" è così dettagliata:

	31/12/2001	31/12/2000	Variazione
Pubblicità	26.641	27.219	(578)
Trasporti	16.530	13.914	2.616
Lavorazioni esterne	15.677	14.148	1.529
Provvigioni e commissioni	9.857	9.493	364
Consulenze	6.031	4.791	1.240
Assistenza tecnica	7.221	6.119	1.102
Forza motrice	3.814	2.892	922
Spese viaggio	3.486	2.530	956
Spese assicurative	3.431	2.254	1.177
Spese e contributi depositi e magazzino	2.786	2.195	591
Lavoro temporaneo	2.072	946	1.126
Manutenzioni di terzi	1.908	1.999	(91)
Altri servizi diversi	13.801	12.768	1.033
Totale	**113.255**	**101.268**	**11.987**

L'ammontare dei compensi per gli amministratori e sindaci è riepilogato nell'allegato n° 4.

9- Costi del personale
La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico al 31/12/01 e come media 2001):

	31/12/2001	Media 2001	31/12/2000	Media 2000
Operai	1.286	1.329	1.280	1.281
Impiegati	510	504	455	450
Dirigenti	35	35	27	27
Totale	**1.831**	**1.868**	**1.762**	**1.758**

La forza lavoro si è incrementata mediamente di 91 dipendenti.

10- Ammortamenti e svalutazioni
Gli ammortamenti sono stati pari a M/Euro 35.887 (M/Euro 32.461 nel 2000).
Le svalutazioni dei crediti compresi nell'attivo circolante per M/Euro 1.818 sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nel paragrafo crediti verso clienti.

12/13- Accantonamenti per rischi/altri accantonamenti

Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

14- Oneri diversi della gestione

Il dettaglio è il seguente:

	31/12/2001	31/12/2000	Variazione
Sopravvenienze passive	495	542	(47)
Franchigie e rimborsi danni	591	1.935	(1.344)
Imposte e tasse diverse	860	842	18
Contributi associativi	168	163	5
Altri oneri diversi	178	203	(25)
Totale	**2.292**	**3.685**	**(1.393)**

C) PROVENTI E ONERI FINANZIARI

	31/12/2001	31/12/2000	Variazione
Proventi da:			
- Plusvalenze da alienazioni	1.313	2.911	(1.598)
- Dividendi e Credito d'imposta	113	8.107	(7.994)
Totali proventi da partecipazioni (a)	**1.426**	**11.018**	**(9.592)**

La plusvalenza realizzata nell'esercizio riguarda l'alienazione della partecipazione nella società controllata Liguria Vita S.p.A.

I dividendi sono stati erogati principalmente dalla società controllata E-Services S.r.l.

Altri proventi finanziari	31/12/2001	31/12/2000	Variazione
Verso imprese controllate	11.546	102	11.444
Verso imprese collegate	374	0	374
Verso imprese controllanti	0	207	(207)
Verso altri:			
- verso banche	765	2.995	(2.230)
- verso clienti	191	377	(186)
- differenze cambio	10.402	11.184	(782)
Altri proventi vari	7	1.763	(1.756)
Totale (b)	**23.285**	**16.628**	**6.657**

Interessi e oneri finanziari	31/12/2001	31/12/2000	Variazione
Verso imprese controllate	2.501	1.606	895
Verso altri:			
- interessi su finanziamenti a M/L termine	12.174	11.006	1.168
- interessi su debiti v/banche	3.990	887	3.103
- differenze cambio passive	11.259	8.063	3.196
- oneri finanziari diversi	4.539	8.187	(3.648)
Totale (c)	**34.463**	**29.749**	**4.714**

Totale Proventi (Oneri) finanziari (a + b - c)	**(9.752)**	**(2.103)**	**(7.649)**

D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

18) Rivalutazioni

	31/12/2001	31/12/2000	Variazione
Rivalutazione partecipazioni	0	702	(702)
Totali proventi da partecipazioni	**0**	**702**	**(702)**

19) Svalutazioni

	31/12/2001	31/12/2000	Variazione
Svalutazioni partecipazioni	24.853	292	24.561
Totali proventi da partecipazioni	**24.853**	**292**	**24.561**

L'importo è relativo alla svalutazione della partecipazione nelle controllate De' Longhi Pinguino S.A. e Ariagel S.p.A. (Si rimanda alle pagg. 7-8 per ulteriori informazioni).

E) PROVENTI E ONERI STRAORDINARI

21- Oneri straordinari
Il dettaglio è il seguente:

	31/12/2001	31/12/2000	Variazione
Imposte e tasse esercizi precedenti	863	651	212
Oneri straordinari	1.932	10.741	(8.809)
Totale Oneri Straordinari	**2.795**	**11.392**	**(8.597)**

Le imposte e tasse esercizi precedenti sono relative a oneri per l'accertamento con adesione effettuato nel corso dell'esercizio 2001 (precedentemente commentato), che ha determinato l'iscrizione di oneri per imposte e sanzioni per l'importo di M/Euro 994 (iscritti nella voce "Imposte e tasse esercizi precedenti" per M/Euro 863 e per la differenza nella voce "Oneri straordinari").
La voce Oneri straordinari si riferisce prevalentemente a incentivazioni di fine rapporto e a oneri di competenza di precedenti esercizi.

22- Imposte dell'esercizio
La voce è così composta:

	31/12/2001	31/12/2000	Variazione
Imposte correnti	8.089	12.789	(4.700)
Imposte differite	1.559	5.669	(4.110)
Totale	**9.648**	**18.458**	**(8.810)**

Le imposte correnti sono composte da Irpeg per M/Euro 3.357 e da Irap per M/Euro 4.732.

Rapporti patrimoniali ed economici con società controllanti, controllate e collegate
Il dettaglio è riportato nell'allegato n° 3.

Compensi amministratori e sindaci
L'allegato n° 4 riporta le informazioni richieste dal regolamento Consob (delibera n° 4971 del 14.05.1999).

Stock-option attribuite agli amministratori
L'allegato n° 5 riporta le informazioni richieste dal Regolamento Consob (Delibera n° 11971 del 14.5.1999).

Eventi successivi
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Treviso, 27 marzo 2002

De' Longhi S.p.A.
L'Amministratore Delegato
Stefano Beraldo

ALLEGATI

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Elenco delle società controllate e collegate.
2. Prospetto dei beni rivalutati.
3. Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate.
4. Compensi corrisposti agli Amministratori ed ai Sindaci.
5. Stock-Option attribuite agli Amministratori.
6. Imposte disponibili per l'attribuzione di credito d'imposta ai soci

Elenco delle partecipazioni in imprese controllate e collegate ex art. 2427 c.c

(Allegato n. 1 alla nota integrativa)

Denominazione	Sede		Capitale Sociale		Patrimonio netto		Utile o perdita ultimo esercizio	Quota posseduta	Tipo di possesso	Valore di bilancio
Imprese controllate										in M/Euro
DE'LONGHI AMERICA INC.	Saddle Brook (U.S.A.)	US$	9.100.000	US$	2.597.596	US$	(74.536)	100%	Diretto	1.407
DE'LONGHI LTD.	Wellingborough (G.B.)	Gbp	4.000.000	Gbp	2.986.522	Gbp	1.359.909	100%	Diretto	1.145
DE'LONGHI FRANCE SARL	Asnieres Cedex(F)	Eur	2.699.388	Eur	3.306.861	Eur	905.323	100%	Diretto	2.440
DE'LONGHI NEDERLAND BV	DB Leiden (NL)	Eur	226.890	Eur	1.594.434	Eur	557.369	100%	Diretto	681
DE'LONGHI CANADA INC.	Mississagua – Ontario (CAN)	Cad	1	Cad	2.163.945	Cad	635.770	100%	Diretto	1.214
DE'LONGHI PINGUINO S.A.	Luxembourg	Eur	26.500.000	Eur	22.744.162	Eur	(26.883.300)	100%	Diretto	22.744
LA SUPERCALOR	Seregno (MI)	Eur	520.000	Eur	1.054.788	Eur	60.890	100%	Diretto	2.033
ARIAGEL SPA	Candiolo (TO)	Eur	765.000	Eur	(1.473.407)	Eur	(3.570.214)	90%	Diretto	2.073
SIMAC-VETRELLA SPA (*)	Gorgo al Mont. (TV)	Eur	365.000	Eur	4.656.539	Eur	283.814	100%	Diretto	10.393
E-SERVICES SRL	Treviso	Eur	50.000	Eur	276.439	Eur	215.744	51%	Diretto	26
CLIM.RE (**)	Luxembourg	Eur	1.239.468	Eur	1.239.468	Eur	0	4%	Diretto	54
Totale										**45.110**

Denominazione	Sede		Capitale Sociale		Patrimonio netto		Utile o perdita ultimo esercizio	Quota posseduta	Tipo di possesso	Valore di bilancio
Imprese collegate (****)										
OMAS SRL	S.V.di Gualtieri (RE)	Lit	700.000.000	Lit	4.921.412.863	Lit	428.545.187	40%	Diretto	1.136
EFFEGICI SRL	Gorgo al Monticano (TV)	Lit	470.000.000	Lit	576.787.742	Lit	20.132.927	25%	Diretto	201
PAREX INDUSTRIES LIMITED (*****)	Auckland (NZ)	Nzd	7.600.000	Nzd	(1.687.000)	Nzd	1.103.000	49%	Diretto	0
Partecipazione detenuta tramite Fiduciaria Comitalia (***)		Lit	1.000.000.000	Lit	12.598.922.809	Lit	37.152.332	40%	Diretto	3.025
Totale										**4.362**

(*) A gennaio 2001 è stata perfezionata la fusione per incorporazione di Simac-Vetrella S.p.A. in Effeplast S.p.A. che ha poi cambiato denominazione in Simac-Vetrella S.p.A.

(**) La De' Longhi S.p.A. controlla direttamente il 4% e indirettamente tramite la De' Longhi Pinguino SA il 96% residuo.

(***) La partecipazione detenuta tramite Fiduciaria Comitalia è relativa ad una società che produce prevalentemente prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

(****) Dati relativi al 31/12/2000.

(*****) Dati da bilancio provvisorio al 31/12/2001 (9 mesi).

Prospetto dei beni rivalutati

(Allegato n. 2 alla nota integrativa) (*)

Voci dello Stato Patrimoniale	Beni rivalutati			Totale rivalutazioni
	Allocazione Disavanzo di fusione 1995	Legge n°413/1991	Altre rivalutazioni	
Immobili strumentali	43.899	5.064	16.716	65.679
Impianti e macchinari	38.139		13.251	51.390
Attrezzature industriali e commerciali			3.541	3.541
Automezzi			214	214
Conc., lic. Marchi e diritti	119.353			119.353
Partecipazioni	4.132			4.132
Totali	**205.523**	**5.064**	**33.722**	**244.309**

(*) Prospetto previsto dall'art. 10 L. 72/83.

Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate

(Allegato n° 3 alla Nota Integrativa)

	Ricavi delle vendite	Altri ricavi	Costi per Materie Prime e altro	Proventi e oneri finanziari	Crediti	Debiti
Società controllanti:						
De' Longhi Soparfi S.A. (1)	-	-	-	-	3,3	-
Totale	-	-	-	-	3,3	-
Società controllate: (2)						
De' Longhi America Inc.	62,4	-	(7,5)	-	64,9	(3,2)
De' Longhi Limited	53,3	-	(6,4)	-	24,3	(2,1)
De' Longhi Japan	30,5	0,2	(1,5)	-	16,8	(0,2)
De' Longhi Pinguino S.A.	-	3,3	-	8,1	407,4	(161,2)
De' Longhi Canada Inc.	11,8	0,8	(0,4)	-	8,3	(0,1)
De' Longhi France SARL	15,9	-	(2,1)	-	7,6	(0,2)
Simac-Vetrella S.p.A.	10,8	1,5	(61,7)	0,2	6,9	(24,3)
De' Longhi Deutschland GMBH	10,6	-	(1,6)	-	6,4	(0,3)
La Supercalor S.p.A.	4,2	0,2	-	-	5,3	-
De' Longhi Nederland B.V.	10,2	-	(0,4)	0,3	9,6	-
Ariagel S.p.A.	2,9	-	(1,0)	0,1	4,9	(1,2)
Elba S.p.A.	1,2	0,9	(17,1)	0,5	1,7	(6,3)
DL Radiators S.p.A.	-	0,6	-	0,5	1,1	-
Climaveneta S.p.A.	-	0,7	(0,3)	(0,6)	0,8	(15,3)
E-Services S.r.l.	-	1,7	(2,9)	-	0,5	(0,1)
Kenwood Singapore	3,0	-	-	-	0,3	-
Climaveneta Deutsch.	1,1	-	-	-	0,2	-
Kenwood Limited	-	0,1	(0,3)	-	-	(0,3)
Clim.Re S.A.	-	-	-	(0,1)	-	(1,5)
Kenwood South Africa	0,3	0,1	-	-	-	-
Totale	**218,2**	**10,1**	**(103,2)**	**9,0**	**567,0**	**(216,3)**
Società collegate: (3)						
Omas	4,1	0,1	(5,9)	-	0,7	(3,6)
Parex Industries Limited	10,2	0,1	(0,4)	0,4	11,3	-
Comitalia Soc. Fiduciaria (6)	0,1	-	(4,5)	-	-	-
Totale	**14,4**	**0,2**	**(10,8)**	**0,4**	**12,0**	**(3,6)**
Totale soc. Controllate e collegate	**232,6**	**10,3**	**(114,0)**	**9,4**	**579,0**	**(219,9)**
Società correlate:						
Nauta S.r.l. (4)	-	-	(0,5)	-	-	(0,1)
Italia Distribuidora	-	-	-	-	0,3	-
Genesi S.r.l. (3)	5,8	-	-	-	4,5	-
Delta Erre Soc. Fiduciaria (3) (7)	-	0,1	(9,9)	-	0,1	(1,8)
Max Information (5)	-	-	(0,8)	-	-	(0,1)
Totale	**5,8**	**0,1**	**(11,2)**	-	**4,9**	**(2,0)**

(1) L'importo si riferisce prevalentemente alla vendita della partecipazione in Liguria Vita S.p.A.
(2) Trattasi prevalentemente di rapporti di natura commerciale e di fornitura di servizi di natura amministrativa e prestati dal personale dipendente della Capogruppo.
(3) Trattasi di rapporti di natura commerciale.
(4) Trattasi di servizi resi per l'utilizzo di un aereo.
(5) Trattasi di servizi prestati in campo pubblicitario; Max Information è società in cui l'amministratore di De' Longhi S.p.A., Sig. G. Sandri ha funzione di consigliere delegato.
(6) Riferimento all'allegato n° 1.
(7) Trattasi di società che produce prevalentemente prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

Oltre a quanto sopra esposto non risultano altri rapporti con parti correlate, ad eccezione dei compensi erogati allo Studio Biscozzi e Nobili, con il quale sono intercorsi, durante il 2001, rapporti di natura consulenziale. Si rimanda ai commenti della Nota Integrativa nell'allegato n°4 "Compensi ad amministratori e sindaci" per maggiori informazioni.

Compensi corrisposti agli Amministratori ed ai Sindaci (art. 78 regolamento Consob delibera n° 11971 del 14.5.1999)

(Allegato n° 4 alla Nota Integrativa)

Soggetto	Descrizione carica		Compensi			
Cognome e nome	Carica ricoperta	Durata della carica	Emolumenti per la carica	Benefici non monetari	Bonus e altri incentivi	Altri compensi
De' Longhi Giuseppe	Presidente	01.01/31.12.01	331			18 (1)
De' Longhi Fabio	Vice-Presidente	01.01/31.12.01	288 (2)			26 (3)
Beraldo Stefano	Consigliere Delegato	01.01/31.12.01	494 (4)			13 (5)
Sandri Giorgio	Consigliere	01.01/31.12.01	21			
Gordon Colin James	Consigliere	18.04/31.12.01	21			
Brunetti Giorgio	Consigliere	18.04/31.12.01	21			1,6 (6)
Garavaglia Carlo	Consigliere	18.04/31.12.01	21			1,6 (7)
Ponzellini Gianluca	Presidente del Collegio Sindacale	18.04/31.12.01	62			
Malerba Giancarlo	Sindaco effettivo	18.04/31.12.01	41			
Lanfranchi Massimo	Sindaco effettivo	18.04/31.12.01	41			

(1) Compensi relativi a cariche sociali ricoperte presso altre società controllate.
(2) L'importo comprende anche il compenso percepito in qualità di Direttore Commerciale e Marketing di De' Longhi S.p.A.
(3) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De' Longhi S.p.A.
(4) L'importo comprende anche il compenso percepito in qualità di Direttore Generale.
(5) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De' Longhi S.p.A.
(6) -(7) Compensi relativi alla carica di membro del Comitato per la Remunerazione e del Comitato per il Controllo Interno e per la Corporate Governance.

Il dr C. Garavaglia e il dr G. Malerba sono Soci dello Studio Biscozzi Nobili, al quale sono stati erogati compensi durante il 2001 per M/Euro 530, che comprendono anche l'assistenza prestata durante il processo di quotazione.

Stock-Option attribuite agli Amministratori
(art. 78 regolamento Consob delibera n° 11971 del 14.5.1999)

(Allegato n° 5 alla Nota Integrativa)

Soggetto	**Diritti di opzione attribuiti nel corso dell'esercizio**			**Esercizio delle opzioni di acquisto realizzate nel corso dell'esercizio**	
Cognome e nome	Numero di azioni *acquistabili*	Prezzo per azione di esercizio delle opzioni	Periodo di *esercizio*	Numero azioni *acquistate*	Prezzo di *esercizio*
Beraldo Stefano	1.189.004	3,4	2004 - 2006	-	-
De' Longhi Fabio	608.790	3,4	2004 – 2006	-	-

Imposte disponibili per l'attribuzione di credito d'imposta ai soci
(art. 105 comma 1 lettere A e B DPR 917/86)

(Allegato n° 6 alla Nota Integrativa)

	Imposte disponibili per l'attribuzione del credito d'imposta ai soci	
	"A" ordinario	**"B" limitato**
A) Saldo iniziale	17.333.623	42.396.247
B) Incrementi relativi al reddito d'esercizio	3.530.281	348.847
– Prevista attribuzione per imposte liquidate o comunque rilevanti ai fini del riconoscimento del credito d'imposta (utilizzabile solo sulla distribuzione dell'utile dell'esercizio)		
Saldo finale	**20.863.904**	**42.745.094**

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della società De' Longhi SpA chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonchè la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa l'11% del valore iscritto alla voce "Partecipazioni in imprese controllate" e lo 0,5% del totale dell'attivo, è basato anche sulla revisione svolta da altri revisori. Inoltre, la revisione dei bilanci di alcune controllate indirette è pure affidata ad altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 11 aprile 2001.

3 A nostro giudizio, il bilancio d'esercizio della De' Longhi SpA al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 A titolo informativo richiamiamo i seguenti aspetti:

(a) Le immobilizzazioni materiali sono state sottoposte nel corrente esercizio e in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

(b) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente e precedente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nella illustrazione della voce "Immobilizzazioni immateriali".

(c) La società detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto, come richiesto dalle norme di legge, il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Treviso, 29 marzo 2002

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

DE' LONGHI SPA
SIMAC VETRELLA SPA

***

JOINT MERGER PLAN

(pursuant to art. 2501-bis of the Italian Civil Code)

The Board of Directors of:

- **DE' LONGHI S.p.A.**
- **SIMAC VETRELLA S.p.A.**

have arranged and drawn up the following Joint Merger Plan to streamline De' Longhi S.p.A.'s corporate structure, and improve De' Longhi S.p.A.'s productivity, and its economic and financial condition.

This Merger Plan is part of the De' Longhi Group's reorganization plan which began following the listing (on the regulated electronic market, *Mercato Telematico Azionario,* organised and managed by Borsa Italiana S.p.A.), of De' Longhi S.p.A., a holding company (in July 2001), in order to achieve structural advantages deriving from the combination of complementary activities, which will also permit the exploitation of synergies associated with the integration of the specific know-how of each of the companies involved.

The proposed merger will be carried out by incorporation of Simac Vetrella S.p.A. into De' Longhi S.p.A., which holds all of the share capital of the former.

The merger will be carried out on the basis of the assets of both companies as they appear on their respective balance sheets as at December 31, 2001, according to *art. 2501-ter* of the Italian Civil Code.

***

1) Companies part of the merger

1.a.) The incorporating company:

DE' LONGHI S.p.A.,
having its principal office in Treviso, Via Lodovico Seitz, 41
Authorised Share Capital, Euro 448,500,000 = fully paid
Tax code/ Treviso Companies Register: n. 11570840154

1.b.) The incorporated company:

SIMAC VETRELLA S.p.A.,
having its principal office in Gorgo al Monticani (TV), Via Serenissima n. 32,
Authorised Share Capital Euro 365,000 = fully paid
Tax code/ Treviso Companies Register: n. 00857440267

2) Articles of Incorporation

No alteration will be required to the articles of incorporation of the incorporating company as a result of the merger.

3) Exchange ratio

Because the incorporated company is fully owned by the incorporating company De' Longhi S.p.A. according to *art. 2504- quinquies* of the Italian Civil Code, the provisions of *art. 2501-bis, first paragraph, nn. 3), 4) and 5*) of the Italian Civil Code will not be applicable.
There will be no capital increase of the incorporating company, no exchange ratio determination, nor will there be settlements as a result of the merger.

4) Methods of allotment of shares or *quotas* of the incorporating company

For the same reasons described under point 3) above, there will be no allotment of shares or quotas of the incorporating company.

5) Starting date of profit-sharing in shares or allotted quotas

There will not be any increase in the share capital of the incorporating company, nor will there be any issue of new shares or quotas allotted; therefore, it is not necessary to determine when the shareholders will be entitled to receive profits.

6) Effects of the merger on the balance sheet of the incorporating company

The financial results of the incorporated company will be reflected on the balance sheet of the incorporating company according to *art. 2504-bis* of the Italian Civil Code, as of the first day of the financial year of the incorporating company in which the merger took place. Pursuant *art. 123 d.p.r. n. 917/86* the merger will affect taxation and the calculation of income tax payments as of the same date.

According to *art. 2504-bis* of the Italian Civil Code, the merger will produce effects towards third parties as of the date indicated in the merger agreement, which could also indicate a date subsequent to the registration of the merger agreement pursuant to *art. 2504* of the Italian Civil Code.

7) Special Treatments

No special treatments will be granted to pre-determined classes of shareholders and to holders of securities other than shares of the companies taking part in the merger plan.

8) Special benefits for the directors

No special benefits will be granted to directors of the companies taking part to the merger plan.

***

According to *art. 2501-bis* of the Italian Civil Code, the current Joint Merger Plan is registered with the Companies Registrar in Treviso, whose competence is determined based on the registered office of the incorporating and incorporated companies.

May 30, 2002

DE' LONGHI SPA
Managing Director dr. Stefano Beraldo

SIMAC VETRELLA SPA
Managing Director dr. Dario Melo'

DE' LONGHI Spa

SIMAC VETRELLA Spa

* * *

PROGETTO COMUNE DI FUSIONE

(ai sensi dell'art.2501-bis C.C.)

I Consigli di Amministrazione delle società:

- **DE' LONGHI S.p.A.**
- **SIMAC VETRELLA S.p.A.**

hanno predisposto e redatto il seguente Progetto Comune di Fusione avente come obiettivo quello di assicurare una maggiore razionalità della struttura societaria, nonché una maggiore funzionalità sia sotto il profilo dell'organizzazione aziendale, sia sotto il profilo produttivo, sia sotto il profilo economico e finanziario.

L'operazione si innesta nel programma di ristrutturazione e razionalizzazione del Gruppo DE' LONGHI avviato a seguito della quotazione (presso il mercato telematico azionario organizzato e gestito da Borsa Italiana Spa) della capogruppo DE' LONGHI Spa (luglio 2001) e mira al conseguimento dei vantaggi di struttura che deriveranno dall'unificazione di attività complementari, consentirà inoltre di sviluppare sinergie che potranno sorgere grazie anche all'unione degli specifici know how posseduti.

La fusione proposta verrà attuata mediante incorporazione della società **SIMAC VETRELLA S.p.A.** nella società **DE' LONGHI S.p.A.** la quale possiede l'intero capitale sociale della prima.

La fusione sarà attuata sulla base delle situazioni patrimoniali risultanti dal bilancio chiuso al 31 dicembre 2001, per entrambe le società, ai sensi dell'art.2501-ter, comma 3 C.C..

* * *

1) SOCIETÀ PARTECIPANTI ALLA FUSIONE

1.a.) La società incorporante:

- **DE' LONGHI S.p.A.,**
  - sede in Treviso, via Lodovico Seitz, 47,
  - capitale sociale Euro 448.500.000= interamente versato,
  - codice fiscale / Registro Imprese di Treviso: n.11570840154;

1.b.) la società incorporanda:

- **SIMAC VETRELLA S.p.A.,**
  - sede in Gorgo al Monticano (TV), Via Serenissima n. 32,
  - capitale sociale Euro 365.000= interamente versato,
  - codice fiscale / Registro Imprese di Treviso: n.00857440267;

2) ATTO COSTITUTIVO

Nessuna modificazione sarà introdotta nello Statuto della società incorporante per effetto della fusione.

3) RAPPORTO DI CAMBIO

Poiché la società incorporanda è interamente posseduta dalla società incorporante DE' LONGHI Spa, non si applicano alla fattispecie, ai sensi dell'art.2504-quinquies C.C., le disposizioni di cui all'art.2501-bis, primo comma, nn.3), 4) e 5) C.C..

Con la fusione non si procederà ad alcun aumento del capitale sociale della società incorporante, nè alla determinazione del rapporto di cambio, nè vi saranno conguagli di alcun genere.

4) MODALITÀ DI ASSEGNAZIONE DELLE AZIONI O QUOTE DELLA SOCIETÀ INCORPORANTE

A seguito delle considerazioni formulate sub 3) non si procederà a nessuna assegnazione di azioni o quote della società incorporante.

5) DECORRENZA DELLA PARTECIPAZIONE AGLI UTILI DELLE AZIONI O QUOTE ASSEGNATE

A seguito delle considerazioni formulate sub 3) e 4), non verrà deliberato alcun aumento del capitale sociale della società incorporante nè, conseguentemente, verranno emesse nuove azioni o quote da assegnare; non risulta pertanto necessario determinare la data di decorrenza della partecipazione agli utili delle azioni o quote assegnate.

6) EFFETTI DELLA FUSIONE ED IMPUTAZIONE DELLE OPERAZIONI AL BILANCIO DELLA SOCIETÀ INCORPORANTE

Le operazioni della società incorporanda saranno imputate al bilancio della società incorporante, nel rispetto della facoltà concessa dall'art.2504-bis, comma 3 C.C., a far data dal primo giorno dell'esercizio della società incorporante in corso al momento in cui avrà effetto la fusione ai sensi dell'art.2504-bis, comma 2 C.C. e, dalla stessa data, decorreranno gli effetti fiscali ai fini delle imposte sui redditi, ai sensi dell'art.123 del d.p.r. n.917/86.

Nell'atto di fusione sarà stabilita la decorrenza degli effetti ex-art.2504-bis, comma 2 C.C. nei confronti di terzi che potrà anche essere successiva alla data dell'ultima delle iscrizioni previste dall'art.2504 C.C..

7) TRATTAMENTI PARTICOLARI

Non è previsto alcun trattamento particolare per determinate categorie di soci e per i possessori di titoli diversi dalle azioni delle società partecipanti al presente progetto di fusione.

8) VANTAGGI PARTICOLARI A FAVORE DEGLI AMMINISTRATORI

Non è previsto alcun vantaggio particolare a favore degli amministratori delle società partecipanti al presente progetto di fusione.

* * *

Il presente progetto comune di fusione viene depositato ai sensi dell'art.2501-bis C.C. presso il Registro delle Imprese di Treviso competente in base alla sede della società incorporante e della società incorporanda.

* * *

Data, 30 maggio 2002

- **DE' LONGHI S.p.A.**

  L'Amministratore Delegato dr. Stefano Beraldo

- **SIMAC VETRELLA S.p.A.**

  L'Amministratore Delegato dr. Dario Melò

DE' LONGHI SPA/SIMAC VETRELLA SPA

Report of the Board of Directors of De' Longhi S.p.A.

Dear Shareholders,

you have been called to attend this extraordinary meeting to decide on our proposed merger by incorporation of SIMAC VETRELLA S.p.A. in De' Longhi S.p.A., a company fully and wholly owned by De' Longhi S.p.A.

a) Illustration and reasons for this transaction- the objectives of De' Longhi S.p.A.'s management

The merger proposal should be considered in the context of the De' Longhi Group corporate reorganization plan following the listing of its holding company De' Longhi S.p.A. (on the regulated electronic market organised and managed by Borsa Italiana S.p.A.). Such plan includes the streamlining of the Group's corporate structure, the improvement of its business portfolio and, the merger of those companies that, due to the similarities in their respective businesses, would create certain economic efficiencies, including synergies or potential reduction of production, administrative and management costs.

It is in this context that you should consider the proposed merger by incorporation of SIMAC VETRELLA S.p.A. (a company which manufactures finished products and thermoplastic components at the Gorgo al Monticano plant, an increasingly relevant part of which is manufactured on behalf of the controlling company De' Longhi S.p.A. and that also markets products under the brands Simac, Vetrella and Micromax) which will permit De' Longhi S.p.A. to increase its efficiency by centralizing decision making and operational centres.

Simac Vetrella S.p.A. has just drafted and approved the proposed merger by incorporation of Ariagel S.p.A. for the same reasons described above. Therefore, the following discussion outlines the effects of the entire merger process of Ariagel S.p.A. and Simac Vetrella S.p.A. respectively.

Specifically, the merger plan is intended to:

- eliminate important inter-company transactions; including production planning, supply cycle, different standard costs and transfer prices, management of orders, etc.
- from a marketing standpoint a Simac Vetrella S.p.A. Business Unit will be preserved and will be in charge of marketing (in Italy and abroad) the brands Simac/ Vetrella/ Micromax/ Ariagel (subject to the merger of Ariagel S.p.A.'s available resources into Simac Vetrella S.p.A.) relating to ironing products, house cleaning appliances, and home air conditioning appliances. As a result, De' Longhi S.p.A. expects that Simac Vetrella S.p.A's sales division will maintain its focus on the branding of Simac but also benefit from synergies associated with the additional product segments of Ariagel S.p.A.
- obtain synergies in production processes thanks to the integration of the specific know-how of each company involved in the merger and the centralized management of third party suppliers
- obtain a reduction of managements costs by eliminating duplicative costs as a result of having an administrative board, an audit committee and a board of statutory auditors for each separate company

- reduce personnel costs through a better allocation of resources and a redefinition of job specifications
- simplify and increase the efficiency of information flows from and to the listed holding company;

b) Valuation of the Companies for share exchange purposes – existence of valuation reports:

Not applicable

c) Exchange and criteria applied to determine it:

Not applicable

d) Methods of allotment of shares of the incorporating company – Date of exercise of shareholders' rights:

Not applicable

The share capital of the incorporating company will not be increased nor any share exchange will occur since the share capital of the incorporated company is already wholly owned by the incorporating company. Therefore, there will be no need to issue new shares, nor will any valuation report be required on the exchange.

e) Date in which the financial results of the incorporated company will affect the balance sheet of the incorporating company

The financial results of the incorporated company will be reflected in the balance sheet of the incorporating company, according to *art. 2504-bis,* of the Italian Civil Code, as of the first day of the financial year in which the merger took place. The merger will affect taxation and the calculation of income tax as of the same date.

According to *art. 2504-bis*, of the Italian Civil Code, the merger will produce effects towards third parties as of the date indicated in the merger agreement, which could also indicate a date subsequent to the registration of the merger agreement according to *art. 2504* of the Italian Civil Code.

Specifically, De' Longhi S.p.A. expects to complete this transaction in the current fiscal year and therefore the merger is likely to have retroactive effects as of January 1, 2002.

The merger will take place based on the accounting value of the assets held by the companies pursuant to fiscal and civil code rules on asset value and based on the value of those assets of the merger agreement as it appears on the financial statements at December 31, 2001 according to *art. 2501-ter* of the Italian Civil Code.

You should know that based on the Financial Statements at and for the year ended December 31, 2001, the profit registered by the incorporated company is approximately equal to 6% of De' Longhi S.p.A.'s total consolidated profits as indicated in the consolidated financial statements at and for the year ended December 31, 2001

f) Tax Profile of the transaction

With regard to the application of direct taxes, the merger will be subject to a neutral tax treatment according to *art 123 of Presidential Decree 917/86*, and as a result there will not be any tax burdens.

With regard to the application of direct taxes, the merger will produce the effects as specified in the above provision.

With regard to the application of indirect taxes, stamp duty will be fixed and will amount to Euro 129.11 according to *Presidential Decree 131/86 art. 4, comma 1, lett B) first half of the amount.*

g) Shareholders and Controlling shareholders of the incorporating company following the completion of the merger

This transaction will not result in any changes to the current shareholders and to the controlling shareholders of the incorporating company.

h) Effects of the merger on Shareholders Agreements

De' Longhi S.p.A. has not entered into any shareholders agreements in connection with the planned merger.

i) Resolutions of the board of directors on the potential exercise of withdrawal rights according to *art. 131 of DLgs n. 58/1998 or art. 2437 Civil Code:*

Not applicable

l) Parties qualified to exercise withdrawal rights, process and timing of the exercise

This transaction does not trigger withdrawal rights by potential dissenting shareholders.

May 31, 2002

DE' LONGHI SPA

The Managing Directors
dr. Stefano Beraldo

DE' LONGHI Spa / SIMAC VETRELLA Spa

Relazione del Consiglio di Amministrazione

Signori Azionisti,

Vi abbiamo convocato in sede straordinaria per sottoporVi la proposta di Fusione per incorporazione di SIMAC VETRELLA Spa in DE' LONGHI Spa, società interamente e direttamente controllata .

a) Illustrazione e motivazioni dell'operazione – Obbiettivi gestionali

La proposta di fusione si inserisce nell'ambito del programma di ristrutturazione e razionalizzazione del Gruppo DE' LONGHI, avviato a seguito della quotazione (presso il mercato telematico azionario organizzato e gestito da Borsa Italiana Spa) della capogruppo DE' LONGHI Spa ed avente per obiettivo la semplificazione della struttura societaria del gruppo, la migliore articolazione del portafoglio dei *business* in cui esso è impegnato, nonché l'accorpamento di quelle società che, per affinità di *business*, possibilità di sinergie, ovvero, per possibile riduzione dei costi produttivi, amministrativi e gestionali, sarebbe economicamente preferibile gestire in maniera unitaria.

In tale ottica si inserisce anche la presente operazione di fusione per incorporazione della SIMAC VETRELLA Spa (società che svolge attivita' di fabbricazione di prodotti finiti e componenti termoplastici presso lo stabilmento di Gorgo al Monticano ,ormai in misura rilevante anche per conto della controllante De'Longhi Spa , e parallelamente la commercializzazione di prodotti a marchio Simac, Vetrella e Micromax) che consentirà di ottenere maggiori margini di efficienza anche in virtù dell'unificazione di alcuni centri decisionali e operativi.

Tale societa' ha appena provveduto a redigere ed approvare un progetto di fusione per incorporazione di Ariagel Spa nella medesima ispirato ad analoghe motivazioni. I commenti successivi si riferiscono pertanto agli effetti dell'intero processo di fusione rispettivamente di Ariagel Spa e di Simac Vetrella Spa.

In particolare, con il presente piano di aggregazione si prevede :

- L'eliminazione di rilevanti attivita' legate alle transazioni intercompany, in particolare riferite alla pianificazione produttiva, al ciclo di approvvigionamento , alla definizione di costi standard differenziati e dei prezzi di cessione, alla gestione ordini,etc.
- Dal punto di vista commerciale verra' mantenuta una *Business Unit* Simac alla quale sara' affidata la commercializzazione congiunta (in Italia ed all'estero) dei prodotti a marchio Simac/Vetrella/Micromax/Ariagel (previa unificazione delle risorse disponibili in ARIAGEL Spa destinata a confluire in SIMAC VETRELLA Spa) nei settori dello stiro, della pulizia della casa e dell'aria condizionata a uso domestico. Nelle nostre aspettative cio' consentira' alla forza vendita Simac di mantenere l'opportuna focalizzazione sulla gestione del marchio Simac beneficiando anche dei segmenti di prodotto aggiuntivi e rafforzativi di Ariagel.
- ottenere sinergie produttive grazie all'unificazione degli specifici *know how* posseduti ed alla gestione accentrata dei fornitori terzi;
- ottenere una riduzione dei costi di gestione conseguente alla eliminazione delle duplicazioni determinate dalla necessità di avere, ciascuna società, un proprio organo amministrativo, un proprio collegio sindacale ed una propria struttura contabile amministrativa;

- ridurre l'incidenza dei costi di personale mediante una più efficiente allocazione delle risorse disponibili ed una migliore definizione dei compiti affidati;
- semplificare i flussi informativi da e verso la capogruppo quotata con maggior efficienza nell'ambito della trasmissione delle informazioni;

b) *Valori attribuiti alle società ai fini del concambio – Esistenza di perizie: n.a.*

c) *Rapporto di concambio e criteri seguiti per determinarlo: n.a.*

d) *Modalità di assegnazione delle azioni della società incorporante – Data di godimento delle stesse: n.a.*

Non è previsto alcun aumento di capitale della società incorporante né alcun rapporto di cambio in quanto le azioni della società da incorporare sono integralmente possedute dalla società incorporante e pertanto la stessa non dovrà emettere nuove azioni; conseguentemente non è prevista alcuna perizia sul rapporto di cambio medesimo.

e) *Data di imputazione delle operazioni della società incorporanda al bilancio della società incorporante*

Le operazioni della società incorporanda saranno imputate al bilancio della società incorporante, nel rispetto della facoltà concessa dall'art.2504-bis, comma 3 C.C., a far data dal primo giorno dell'esercizio della società incorporante in corso al momento in cui avrà effetto la fusione ai sensi dell'art.2504-bis, comma 2 C.C. e, dalla stessa data, decorreranno gli effetti fiscali ai fini delle imposte sui redditi. ai sensi dell'art.123 del d.p.r. n.917/86.

Nell'atto di fusione sarà stabilita la decorrenza degli effetti ex-art.2504-bis, comma 2 C.C. nei confronti di terzi che potrà anche essere successiva alla data dell'ultima delle iscrizioni previste dall'art.2504 C.C..

In particolare si prevede, di completare l'operazione entro l'esercizio corrente per cui, con buona probabilità, la fusione avrà effetto retroattivo a decorrere dal 01.01.2002.

La fusione verra' effettuata a valori contabili con continuita' dei valori civilistici e fiscali dei beni appartenenti alle societa' , sulla base delle situazioni patrimoniali risultanti dal bilancio chiuso al 31 dicembre 2001, per entrambe le societa' , ai sensi dell'art. 2501 –ter comma 3 C.C.

A tale riguardo Vi informiamo che ,sulla base di dati di bilancio al 31 dicembre 2001 , l'attivo delle societa'incorporate rappresenta circa il 6% del totale dell'attivo consolidato di De Longhi Spa come da bilancio consolidato al 31 dicembre 2001.

f) Riflessi tributari dell'operazione

Ai fini delle imposte dirette, la fusione sarà effettuata in regime di neutralità fiscale, ai sensi dell'art.123 del DPR 917/86, e pertanto non genererà oneri fiscali.

Ai fini delle imposte dirette la fusione avrà efficacia secondo quanto indicato nel precedente punto.

Ai fini delle imposte indirette l'imposta di registro sarà dovuta in misura fissa per l'importo di Euro 129,11 ai sensi del DPR 131/86 art.4, comma 1, lett. B) parte prima della tariffa.

g) Composizione dell'azionariato rilevante e dell'assetto di controllo della società incorporante a seguito dell'operazione

L'operazione non comporterà alcuna modifica nella composizione dell'azionariato rilevante e dell'assetto di controllo della società incorporante.

h) gli effetti della fusione sui patti parasociali

Non sussistono patti parasociali riguardanti le azioni della società incorporante De' Longhi Spa.

i) Le valutazioni del consiglio di amministrazione in ordine alla eventuale ricorrenza del diritto di recesso previsto dall'art.131 del D.Lgs. n.58/1998 ovvero dall'art.2437 del codice civile: n.a.

l) Soggetti legittimati all'esercizio del diritto di recesso, modalità e termini per l'esercizio

Non ricorrono fattispecie per l'esercizio del diritto di recesso da parte di eventuali soci dissenzienti.

Data, 31 maggio 2002

DE' LONGHI Spa

L'Amministratore Delegato

dr. Stefano Beraldo

DE' LONGHI S.P.A.

Via Lodovico Seitz, 47

31100 Treviso

capitale sociale Euro 448.500.000

codice fiscale 11570840154

partita IVA 03162730265

AVVISO DI CONVOCAZIONE ASSEMBLEA ORDINARIA E STRAORDINARIA

I Signori Azionisti sono convocati in Assemblea Ordinaria e Straordinaria presso l'unità locale di De'Longhi S.p.A., via Postumia n. 41, Treviso, in prima convocazione per il giorno 15 luglio 2002 alle ore 15.00 ed, occorrendo, in seconda convocazione per il giorno 16 luglio 2002, stessi luogo ed ora, per deliberare sul seguente

ORDINE DEL GIORNO

PARTE ORDINARIA

1. Nomina di un nuovo Consigliere.

PARTE STRAORDINARIA

1) Fusione per incorporazione della società Simac Vetrella S.p.A., codice fiscale 00857440267 in De'Longhi S.p.A; delibere inerenti e conseguenti;

2) Conferimento di poteri.

Potranno intervenire all'Assemblea gli Azionisti che presenteranno apposita certificazione rilasciata dagli Intermediari autorizzati, ai sensi dell'art. 85 del D.Lgs. n. 58/98 e dell'art. 34 della delibera CONSOB n. 11768 del 23.12.1998 e successive modifiche ed integrazioni.

La documentazione relativa agli argomenti all'ordine del giorno, prevista dalla normativa vigente, sarà messa a disposizione del pubblico presso la sede sociale e la BORSA ITALIANA S.P.A. nei termini di legge. I Signori Azionisti hanno facoltà di ottenere copia della documentazione depositata.

I Signori Azionisti sono cortesemente invitati a presentarsi in anticipo rispetto all'orario di inizio dell'Assemblea, al fine di agevolare le operazioni di registrazione.

Treviso, 31 maggio 2002

Per il Consiglio di Amministrazione

L'Amministratore Delegato

Stefano Beraldo

STUDIO LEGALE E TRIBUTARIO

BISCOZZI NOBILI

ASSOCIAZIONE PROFESSIONALE

VIA CINO DEL DUCA 8 - 20122 MILANO
TEL. 02 76 36 931 R.A. - FAX 02 78 01 46
E-mail studiobiscozzi@slta.it

VIA MELLERIO 3 - 20123 MILANO
TEL. 02 76 36 93 00 R.A. - FAX 02 86 52 56
E-mail studionobili@slta.it

Dr. Com. Luigi Biscozzi *
Dr. Com. Carlo Garavaglia *
Dr. Com. Giorgio Silva *
Avv. Emilio Zecca *
Avv. Eugenio Briguglio
Dr. Com. Oliviero Cimaz
Dr. Com. Enrico Colombo
Dr. Com. Massimo Foschi
Dr. Com. Luigi Garavaglia
Dr. Com. Emilio Gnech
Dr. Com. Giancarlo Malerba
Dr. Com. Francesco Nobili
Dr. Com. Marco Piazza
Dr. Com. Franco Pozzi

Dr. Mario Ardissone
Dr. Com. Aldo Bisioli
Dr. Com. Mario Bono
Avv. Laura Corti
Avv. Gabriella De Mattia
Dr. Com. Andrea Di Bartolomeo
Dr. Com. Leonardo Fidanzia
Dr. Com. Fabio Fiorentino
Dr. Com. Marco Lanza
Dr. Luca Nicodemi
Dr. Com. Piera Tula

Avv. Prof. Raffaele Nobili *
Avv. Carlo Alberto Facchino **
Avv. Marco Baglioni
Avv. Paolo Bassilana

Avv. Elena Cingolani
Avv. Giancarlo Cortese
Avv. Daniele Giusto
Dr. Pietro Bernardini
Dr. Giampaolo Grasso
Dr. Barbara Silva

Milano, 16 maggio 2002

Spettabile
Consob
Via G.B. Martini, 3
Roma - 00198
Fax n. 06.84.77.51.9

Spettabile
De' Longhi S.p.A.
Via Lodovico Seitz, 47
Treviso – 31100
Fax n. 0422.41.33.94

Oggetto: **Comunicazione ex art. 120 del D. Lgs. n. 58/98.**

Secondo le istruzioni indicate nell'Allegato 4B al Regolamento n. 11971/98 ("*Modalità di invio della comunicazione*"), Vi anticipo che in data 15 maggio 2002, a seguito di acquisti a titolo oneroso della Società De' Longhi Soparfi S.A., The Long E Trust risulta oggi partecipare nella De' Longhi S.p.A. in misura superiore al 75% del capitale sociale rappresentato da azioni con diritto di voto.

La comunicazione, allegata alla presente, viene inviata con raccomandata A.R. alla CONSOB (presso la sede di Roma) ed alla Società partecipata (presso la sede sociale, in Treviso).

Cordiali saluti.

(Giampaolo Grasso)

* Fondatori
** Consulente

MODELLO 120 A
COMUNICAZIONE DELLE PARTECIPAZIONI RILEVANTI
EX ART.120 D.LGS. 58 DEL 24 FEBBRAIO 1998

Alla CONSOB, Via G.B. Martini, 3 – 00198 ROMA
Alla Società De'Longhi S.p.A., via Ledovico Seitz, 47 – 31100 TREVISO

SEZIONE 1: DICHIARAZIONE

QUADRO 1.1 TIPO DICHIARAZIONE			
Partecipazioni in societa' quotate	X	Partecipazioni in societa' non quotate	

QUADRO 1.2 DICHIARANTE	
Se persona fisica Cognome nome sesso luogo di nascita data di nascita codice fiscale numero iscrizione CCIAA sigla provincia iscrizione CCIAA	**Se persona giuridica** ragione sociale: **The Long E Trust** eventuale sigla sociale: - forma giuridica: trust data di costituzione: **20 novembre 1996** codice fiscale: - numero iscrizione CCIAA: - sigla provincia iscrizione: -

comune sede legale	Via	Cap	Sigla provincia	Stato	Telefono
St. Helier	**44, Esplanade**	**JE1-3UQ**		**British Channel Island - (Jersey)**	

Data dell'operazione	**15/05/2002**
Data della dichiarazione	**16/05/2002**
Firma del dichiarante o del legale rappresentante	[illegible]

N. fogli complessivi 3.

A seguito di acquisti a titolo oneroso effettuati dalla società De' Longhi Soparfi S.A. in data 15 maggio 2002, The Long E Trust risulta oggi partecipare nella De' Longhi S.p.A. in misura superiore al 75% del capitale sociale rappresentato da azioni con diritto di voto.

Poiché non vi sono state altre variazioni rispetto alle precedenti dichiarazioni rese da The Long E Trust ai sensi di legge, si indica nel seguito la variazione della partecipazione di De' Longhi Soparfi S.A. in De' Longhi S.p.A., ai sensi dell'Allegato 4B al Regolamento CONSOB n. 11971/99, sezione II, lettera B (*"Criteri Generali per la compilazione del Modello 120A"*).

Si omettono gli allegati da A a D e la Sezione 4, in quanto non applicabili alle partecipazioni di cui alla presente dichiarazione.

Foglio n.2

QUADRO 1.2

SOCIETA' OGGETTO DI DICHIARAZIONE

Ragione sociale: **De' Longhi S.p.A.**
eventuale sigla sociale:
forma giuridica: **società per azioni**
data di costituzione: **29 dicembre 1992**
codice fiscale: **11570840154**
numero iscrizione: **1476142**
sigla provincia iscrizione CCIAA: **TV**

comune sede legale	Via	Cap	sigla provincia:	Stato:	Telefono:
Treviso	Lodovico Seitz, 47	31100	TV	Italia	0422.4131

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

Numero totale azioni o quote possedute	112.134.660	in % capitale sociale con diritto di voto	75,01
di cui con diritto di voto in assemblea ordinaria	112.134.660	in % capitale con diritto di voto in assemblea ordinaria	75,01
Numero azioni con diritto di voto possedute	112.134.660	in % capitale sociale con diritto di voto	75,01
di cui con diritto di voto in assemblea ordinaria	112.134.660	in % capitale con diritto di voto in assemblea ordinaria	75,01

Valore nominale	3	Valuta	Euro	Causale dichiarazione	2	codice operazione	A

SOCIETA' OGGETTO DI DICHIARAZIONE

Ragione sociale
eventuale sigla sociale
forma giuridica
data di costituzione
codice fiscale
numero iscrizione CCIAA
sigla provincia iscrizione CCIAA

comune sede legale	Via	Cap	sigla provincia	stato	Telefono

AZIONI O QUOTE POSSEDUTE DIRETTAMENTE E INDIRETTAMENTE DAL DICHIARANTE

Numero totale azioni o quote possedute		in % capitale sociale con diritto di voto	
di cui con diritto di voto in assemblea ordinaria		in % capitale con diritto di voto in assemblea ordinaria	
Numero azioni con diritto di voto possedute		in % capitale sociale con diritto di voto	
di cui con diritto di voto in assemblea ordinaria		in % capitale con diritto di voto in assemblea ordinaria	

Valore nominale		Valuta		Causale dichiarazione		codice operazione	

Mod.120 A

Foglio n.3

SEZIONE 2: TAVOLE DELLE PARTECIPAZIONI E DELLE RELAZIONI DI CONTROLLO (variate rispetto alle precedenti comunicazioni)

QUADRO 2.1

PARTECIPANTE

Se persona fisica	Se persona giuridica
Cognome nome sesso luogo di nascita data di nascita codice fiscale numero iscrizione CCIAA sigla provincia iscrizione CCIAA	ragione sociale: **De'Longhi Soparfi S.A.** eventuale sigla sociale: - forma giuridica: ***société anonyme*** data di costituzione: **26 maggio 1995** codice fiscale: - numero iscrizione: - sigla provincia iscrizione: -

comune sede legale	Via	Cap	Sigla provincia	Stato:	Telefono
Lussemburgo	**Rue Beaumont, 17**	**L-1218**		Lussemburgo	

QUADRO 2.2
PARTECIPATA

ragione sociale: **De'Longhi S.p.A.**
eventuale sigla sociale: -
forma giuridica: **Società per Azioni**
data di costituzione: **29 dicembre 1992**
codice fiscale: **11570840154**
numero iscrizione: **1476142**
sigla provincia iscrizione: **TV**

comune sede legale	Via	Cap	sigla provincia	Stato	Telefono
Treviso	**Lodovico Seitz, 47**	**31100**	**TV**	**Italia**	**0422.4131**

Rapporto di controllo con il soggetto dichiarante	A	B	C	D	E
	X				

QUADRO 2.3
AZIONI O QUOTE POSSEDUTE

	TOTALE		DI CUI SENZA VOTO	
TITOLO POSSESSO	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie	Numero Azioni o Quote Votanti	Numero Azioni o Quote Ordinarie
Proprietà Riportato o Prestatore Riportatore o Prestatario Intestazione per conto terzi Gestione di fondi comuni	**112.134.660**	**112.134.660**		

Pegno Usufrutto Deposito Diritto di voto per vincoli contrattuali				
Totale *In % capitale corrispondente*	112.134.560 75,01	112.134.860 75,01		